Exhibit 2.1

Execution Version

UNIT PURCHASE AGREEMENT

AMONG

MICHAEL W. GOLDMAN, EDMUND N. DURDEN, FREDERICK O. PORTER,

F. STAUNTON HARKINS, III, MARION W. PEEBLES,

JASON M. LEIBOWITZ, GRAHAM K. HUNT,

KUDU INVESTMENT FUND PARTNERS I, LP,

WESTEND ADVISORS, LLC,

SELLER REPRESENTATIVE

AND

VICTORY CAPITAL HOLDINGS, INC.

DATED

NOVEMBER 4, 2021

TABLE OF CONTENTS

Page

1.	Purchase and Sale of Units.2
1.1	Sale, Issuance, and Redemption of Units2
1.2	Closing Date Payments5
1.3	Closing6
1.4	Post-Closing Adjustment6
1.5	Earnout8
1.6	Withholding16
1.7	Use of Proceeds; Intended Tax Treatment17
2.	Representations and Warranties Regarding the Company17
2.1	Organization, Good Standing and Qualification17
2.2	Authorization17
2.3	Subsidiaries17
2.4	Valid Issuance of Units17
2.5	Noncontravention; Governmental Consents18
2.6	Offering18
2.7	Litigation18
2.8	Compliance with Law18
2.9	Financial Statements18
2.10	Changes19
2.11	Tax Returns, Payments and Elections21
2.12	Material Contracts22
2.13	Permits; Licenses24
2.14	Registration Rights24
2.15	Title to Property and Assets24
2.16	Real Property24
2.17	Intellectual Property25
2.18	Labor Agreements and Actions; Employee Compensation25
2.19	Employee Benefit Plans26
2.20	Insurance28
2.21	Related Party Transactions29
2.22	Brokers29
2.23	Client Accounts29
2.24	Regulatory Matters29
2.25	Data Protection; Privacy32
2.26	Money Laundering Laws33
2.27	Foreign Corrupt Practices Act33
2.28	OFAC34
3.	Representations and Warranties Regarding Sellers34
3.1	Capitalization34
3.2	Authorization35
3.3	Litigation35

i

4.	Representations and Warranties of the Buyer36
4.1	Organization, Good Standing and Qualification36
4.2	Authorization36
4.3	Purchase Entirely for Own Account36
4.4	Disclosure of Information36
4.5	Investment Experience36
4.6	Accredited Buyer36
4.7	No “Bad Actor” Disqualification Events36
4.8	Financing37
5.	Covenants and Agreements.38
5.1	Ordinary Course of Business38
5.2	Government Approvals40
5.3	Third-Party Approvals40
5.4	Further Assurances40
5.5	Notices of Certain Events40
5.6	Tax Matters41
5.7	Employee Matters43
5.8	R&W Insurance Policy45
5.9	Exclusivity45
5.10	Access to Information45
5.11	Financial Statements45
5.12	Confidentiality46
5.13	Insurance47
5.14	Financing Cooperation47
5.15	Buyer’s Obligations in Respect of Debt Financing50
5.16	Restructuring52
5.17	Satisfaction of Operating Agreement52
5.18	Assignment of Intellectual Property52
6.	Conditions of the Buyer’s Obligations at Closing.53
6.1	Conditions53
6.2	Frustration of Closing Conditions54
7.	Conditions of the Sellers’ Obligations at Closing.54
7.1	Conditions54
7.2	Frustration of Closing Conditions55
8.	Indemnification.55
8.1	Survival Provisions55
8.2	Indemnification Generally56
8.3	Limitations on Indemnification56
8.4	Procedures for Resolution of Claims for Indemnification59
8.5	Matters Involving Third Parties59
8.6	Right to Setoff61
8.7	Exclusive Remedy61
8.8	Materiality61

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8.9	Effect of Investigation61
9.	Miscellaneous.61
9.1	Termination61
9.2	Time; Specific Performance62
9.3	Successors and Assigns62
9.4	Governing Law63
9.5	Submission to Jurisdiction63
9.6	Counterparts63
9.7	Titles and Subtitles63
9.8	Notices63
9.9	Expenses64
9.10	Amendments and Waivers64
9.11	Severability65
9.12	Entire Agreement65
9.13	Public Announcement65
9.14	Waiver of Conflicts; Privilege65
9.15	Seller Release66
9.16	Debt Financing Source Matters67
9.17	Seller Representative68

SCHEDULE A	Company Disclosure Schedule
SCHEDULE B	Seller Disclosure Schedule
SCHEDULE C	Pro Forma Closing Statement
SCHEDULE D	Net Working Capital Calculation
EXHIBIT A	Form of Client Consent Notice
EXHIBIT B	Internal Revenue Service Form W-9
EXHIBIT C	R&W Insurance Policy
EXHIBIT D	Earnout Illustration

iii

UNIT PURCHASE AGREEMENT

THIS UNIT PURCHASE AGREEMENT (the “Agreement”) is made as of November 4, 2021 by and among Michael W. Goldman, an individual (“Goldman”), Edmund N. Durden, an individual (“Durden”), Frederick O. Porter, an individual (“Porter”), Marion W. Peebles, an individual (“Peebles”), Jason M. Leibowitz, an individual (“Leibowitz”), Graham K. Hunt, an individual (“Hunt”), F. Staunton Harkins, III, an individual (“Harkins,” and together with Goldman, Durden, Peebles, Leibowitz, Hunt, and Porter, the “Principals”), Kudu Investment Fund Partners I, LP, a Delaware limited partnership (“Kudu,” and together with the Principals, “Sellers”), WestEnd Advisors, LLC, a North Carolina limited liability company (the “Company”), Victory Capital Holdings, Inc., a Delaware corporation (“Buyer”), and Graham K. Hunt, solely in his capacity as representative of the Sellers following the Closing (“Seller Representative”).  Capitalized terms used in this Agreement but not expressly defined in context shall have the definitions assigned to such terms in Annex I hereto.

WHEREAS, (i) the Principals, collectively, own all of the issued and outstanding Class A Interests of the Company, (ii) Kudu owns all of the issued and outstanding Class B Units of the Company, and (iii) the Class A Interests owned by the Principals and the Class B Units owned by Kudu (collectively, the “Units”) represent all of the issued and outstanding membership interest in the Company;

WHEREAS, the Company is engaged in the business of providing Asset Management Services for individuals and institutions (the “Business”);

WHEREAS, as a condition to each party’s obligations to consummate the transactions contemplated herein, each Seller will contribute all of its Units to a newly formed limited liability company (“Newco”) in exchange for equity interests of Newco having the same classes, rights, privileges and obligations as those Units that were contributed to Newco, resulting in the Company becoming a direct wholly owned subsidiary of Newco with the Sellers having the same relative rights in Newco as they previously had in the Company (such transactions, collectively, the “Restructuring”);

WHEREAS, at Closing in accordance with and subject to the terms and conditions of this Agreement, the Sellers and Newco will cause the Company to issue and sell membership units of the Company (“Buyer Units”) to the Buyer in exchange for the Purchase Price described herein the proceeds of which shall be used by the Company to redeem all of the outstanding membership interests in the Company held by Newco which shall in turn distribute the proceeds to the Sellers in accordance with their relative distribution participation rights and the Operating Agreement and, as a result of such redemption, Buyer will own 100% of the membership interests of the Company; and

WHEREAS, as a condition to its execution of this Agreement and in order to enable Buyer to secure more fully the benefits of this Agreement, Buyer has required the simultaneous execution of certain employment documentation with the Principals, each to become effective at the Closing (the “Employment Documentation”);

WHEREAS, as a condition to its execution of this Agreement and in order to enable Buyer to secure more fully the benefits of this Agreement, Buyer has required the simultaneous execution of certain restrictive covenant agreements with the Persons set forth therein, each to become effective at the Closing.

NOW, THEREFORE, in consideration of the mutual covenants contained herein, and intending to be legally bound, the parties hereto agree as follows:

1.Purchase and Sale of Units.

1.1Sale, Issuance, and Redemption of Units.

(a)On or prior to the Closing, the Sellers and the Company shall have consummated the Restructuring and authorized the sale and issuance by the Company to the Buyer of the Buyer Units in exchange for the Purchase Price and the redemption by the Company of all of the outstanding membership interests in the Company held by Newco in exchange for the Purchase Price.

(b)At the Closing, in exchange for receipt and acceptance of the Buyer Units by the Buyer and redemption by the Company of all of the outstanding membership interests in the Company from Newco, Buyer shall (i) deliver the Closing Payment (as defined below) to the Company and (ii) make such payments as are described in Section 1.2, in each case by wire transfer of immediately available funds to the accounts, and in the amounts, set forth on the funds flow delivered concurrently with the Estimated Closing Statement (the “Funds Flow”).

(c)As soon as reasonably practicable after the date hereof, the Company shall, and the Principals shall cause the Company to, send a written notice, substantially in the form of Exhibit A attached hereto (the “Client Consent Notice”), to each Client, informing each such Client of the intention to complete the transactions contemplated by this Agreement and requesting, in accordance with the terms of the applicable Client Agreement, such Client’s consent to the deemed “assignment” (as such term is defined in the Investment Advisers Act) of the Client’s Client Agreement resulting from the transactions contemplated hereby. If consent other than written consent is permitted under applicable Law and the respective Client Agreement, consent shall be deemed to have been obtained (x) at the time a Client provides its written consent in a form and manner substantially similar to that which is contemplated under the Client Consent Notice or (y) following the end of the negative consent period specified in the Client Consent Notice, provided, such Client has not objected to such assignment prior to the expiration of such period.  For the avoidance of doubt, Client Consent shall be deemed to have been provided by a Client pursuant to this Section 1.1(c) if consent from such Client has been received by the Company electronically (including via email).

(d)Not less than five (5) days prior to the anticipated Closing Date, the Company shall, and the Principals shall cause the Company to, prepare and deliver to Buyer the Funds Flow and a statement certified by the chief financial officer of the Company (the “Estimated Closing Statement”) consisting of (i) an estimated balance sheet of the Company as of the Closing Date, prepared in accordance with GAAP, and (ii) good faith estimated calculations (in reasonable detail) derived from such estimated balance sheet of (A) the Working Capital Surplus (the

“Estimated Working Capital Surplus”) or the Working Capital Deficit (the “Estimated Working Capital Deficit”), as the case may be, and the Net Working Capital as of the Closing Date, (B) the Cash Balance as of the Closing Date, (C) the Company’s Indebtedness as of the Closing Date (the “Estimated Closing Indebtedness”), and (D) the Company’s Transaction Expenses as of the Closing Date (the “Estimated Transaction Expenses”), together with a calculation of the Closing Payment based on the foregoing amounts.  The Estimated Closing Statement shall be prepared in the same format as set forth in Schedule C (the “Pro Forma Closing Statement”) and shall be accompanied by information and detail to support the calculation of the amounts set forth thereon.  The Buyer and the Seller Representative will negotiate in good faith to resolve any disagreements concerning the components of the Estimated Closing Statement and the calculation of the Closing Payment.  For the avoidance of doubt, no comments provided by the Buyer shall constitute acceptance by the Buyer of the Estimated Closing Statement, or any components thereof, for purposes of any post-Closing adjustment.  For purposes of this Agreement, the defined terms set forth below shall have the meanings associated therewith:

(i)“Cash Balance” means, as of any specified time, the sum of (1) the amount of cash and cash equivalents determined in accordance with GAAP held by the Company, excluding any cash or cash equivalents that are not freely usable, distributable or transferrable by the Company due to restrictions or limitations on use, distribution or transfer by Law, Contract or otherwise (including any security, customer or other deposits or collateral), plus (2) deposits of checks in transit and incoming wires, minus (3) outgoing checks and outgoing wires.

(ii)“Indebtedness” means, with respect to any Person, and without duplication, (1) all indebtedness for borrowed money, including all unpaid principal and all accrued and unpaid interest, penalties, fees and prepayment premiums, (2) all indebtedness owed under any credit agreement or facility or evidenced by any note, debenture, bond or similar instrument, (3) all obligations (whether fixed or contingent) to reimburse any bank or other Person in respect of amounts paid or payable under a letter of credit, line of credit, surety or other bonds, (4) all obligations (whether fixed or contingent) issued or assumed as the deferred purchase price of property, assets, goods or services, including any earn-out, installment or similar payments, including any obligation to pay amounts to any Person in connection with the repurchase or redemption of such Person’s equity interests in the Company, (5) all obligations to pay rent or other amounts under any lease of personal property, which obligations are required to be classified and accounted for as capital leases in accordance with GAAP, consistently applied, (6) all interest rate and currency swaps and similar agreements or hedging devices under which payments are obligated to be made by any Person, (7) any unfunded or underfunded liabilities pursuant to any pension or nonqualified deferred compensation plan or arrangement, any earned but unpaid compensation (including salary, bonuses and paid time off) for any period prior to the Closing Date, in each case, to the extent not reflected in the Net Working Capital, and any and all annual bonuses payable in respect of the 2021 calendar year, including any and all discretionary staff bonuses, (8) Tax Debt, and (9) all guarantees of obligations of another Person of the type described in clauses (1) through (8) of this definition that are payable in cash at Closing.

(iii)“Kudu Redemption Amount” means the amount owing to Kudu under Section 5.3(a) of Exhibit A to the Operating Agreement as a result of the consummation of the Transactions.

(iv)“Net Working Capital” means, as of any specified time, the net working capital of the Company determined in accordance with the working capital schedule attached hereto as Schedule D (the “Working Capital Schedule”) without any change in accounting principles, policies, practices, procedures or methodologies with respect to financial statements, their classification or presentation, or any change in practices, methods, conventions or assumptions utilized in making accounting estimates from those used in the preparation of the Working Capital Schedule, including with respect to the included accounts, reserve estimation methodologies or types of accruals.  Notwithstanding anything in this Agreement to the contrary, the calculation of Net Working Capital shall be completed in a manner to avoid double counting in connection with the determination of the Purchase Price.

(v)“Target Net Working Capital” means an amount equal to $4,000,000.

(vi)“Transaction Expenses” means the aggregate amount of all fees, costs, expenses and other amounts incurred or otherwise payable by or on behalf of the Company in connection with the negotiation, preparation, execution or delivery of this Agreement and the documents contemplated hereby or the consummation of the transactions contemplated hereby or thereby (whether or not invoiced on, before or after the Closing Date) that are outstanding as of immediately prior to the Closing, including (1) all legal, accounting, investment banking and financial advisory fees, costs and expenses; (2) all transaction bonuses, stay bonuses, change of control payments, retention payments, severance payments or other bonuses or payments due or payable by the Company, as of or after the Closing Date (including the employer portion of any withholding, payroll, employment or similar Taxes associated therewith), in each case to the extent triggered by the consummation of the Transactions; (3) 50% of the R&W Policy Premium; (4) all fees, costs and expenses relating to the D&O Tail, and 50% of all fees, costs and expenses relating to the Cyber/E&O Tail; and (5) 50% of all Transfer Taxes.

(vii)“Working Capital Deficit” means the amount, if any, by which the Target Net Working Capital exceeds the Net Working Capital as set forth on the Statement of Closing Date Net Working Capital.

(viii)“Working Capital Surplus” means the amount, if any, by which the Net Working Capital exceeds the Target Net Working Capital as set forth on the Statement of Closing Date Net Working Capital.

(e)Not less than five (5) days prior to the Closing, the Company shall, and the Principals shall cause the Company to, deliver to Buyer a statement certified by the chief financial officer of the Company with a calculation of the Consenting Revenue Ratio and Consenting Revenue Ratio Adjustment and the components thereof for all Client Agreements for which Client Consent has been received and not revoked and the Closing Consenting Revenues attributable to each such Client Agreement, and the Seller shall provide to Buyer on Buyer’s request written evidence of Client Consents reasonably satisfactory to Buyer.  Buyer and the Seller Representative will negotiate in good faith to resolve any disagreements concerning the components and calculation of the Consenting Revenue Ratio.  The “Consenting Revenue Ratio Adjustment” will be determined as set forth in the following table:

Consenting Revenue Ratio	Adjustment to Base Purchase Price
80% up to, but not including 95%	Decreased at the rate of 1.33% for every 1% that the Consenting Revenue Ratio is less than 95% but equal to or greater than 80%

(f)Within ten (10) Business Days after the True-Up Date, Buyer shall deliver to Seller Representative a statement with (i) a calculation of the True-Up Revenue Ratio and True-Up Revenue Ratio Adjustment and the components thereof for all Client Agreements for which Client Consent has been received and not revoked between the Closing Date and the True-Up Date, and (ii) the True-Up Client Revenues attributable to each such Client Agreement.  Within ten (10) Business Days after Buyer’s delivery of such statement, Buyer shall pay to the Sellers, in accordance with their pro rata percentage set forth on the Funds Flow, an amount equal to the amount, if any, by which the Consenting Revenue Ratio Adjustment exceeds the True-Up Revenue Ratio Adjustment.

1.2Closing Date Payments.

(a)The “Closing Payment” to be paid pursuant to Section 1.1(b) shall consist of the base purchase price of $480,000,000 (the “Base Purchase Price”), plus (i) the amount of any Estimated Working Capital Surplus, minus (ii) the amount of any Estimated Working Capital Deficit, minus (iii) the amount of any Estimated Closing Indebtedness, minus (iv) the amount of any Estimated Transaction Expenses, minus (v) the amount of any Consenting Revenue Ratio Adjustment determined in accordance with Section 1.1(e), minus (vi) the Kudu Redemption Amount, minus (vii) the Adjustment Escrow Amount, and minus (viii) the Indemnity Escrow Amount.

(b)In addition to the Closing Payment payable to the Company, at the Closing, Buyer shall pay or cause to be paid the following payments:

(i)the amounts listed as Indebtedness constituting Indebtedness for borrowed money in the Funds Flow, to the corresponding Persons and using the wire instructions indicated therein, which amounts, in the aggregate, shall be equal to the total Estimated Closing Indebtedness constituting Indebtedness for borrowed money, and the Company shall, and the Sellers shall cause the Company to, deliver to the Buyer customary payoff letters from the holders of such Indebtedness and executed lien release documents, reasonably satisfactory to the Buyer, with respect to liens, encumbrances or other charges in or upon the equity, assets or properties of the Company in respect of such Indebtedness;

(ii)the amounts listed as Transaction Expenses in the Funds Flow, to the corresponding Persons and using the wire instructions indicated therein, which amounts, in the aggregate, shall be equal to the total Estimated Transaction Expenses;

(iii)the Kudu Redemption Amount, to Kudu, in accordance with the Funds Flow;

(iv)the Adjustment Escrow Amount, to the Escrow Agent, in accordance with the Funds Flow, which amount shall be deposited into an escrow fund available to compensate the Buyer for any amounts due to it under the purchase price adjustment provisions of Section 1.4, on the terms and subject to the conditions set forth in this Agreement and the Escrow Agreement; and

(v)the Indemnity Escrow Amount, to the Escrow Agent, in accordance with the Funds Flow, which amount shall be deposited into an escrow fund available to compensate Buyer for any amounts due to it (A) in the event the Adjustment Escrow Amount is not sufficient to cover the amounts owed to the Buyer under Section 1.4, and/or (B) pursuant to the indemnification provisions of Section 8, on the terms and subject to the conditions set forth in this Agreement and the Escrow Agreement.

1.3Closing

.  The consummation of the Transactions shall take place remotely via teleconference, e-mail or likewise on the third (3rd) Business Day following satisfaction or waiver of the conditions to Closing set forth in Section 6 and Section 7 (other than those to be satisfied at the Closing, but subject to their satisfaction or waiver in writing at the Closing), or such other time and place as is mutually agreed to by the Seller Representative and the Buyer; provided, however, that if the Closing is otherwise scheduled to occur on a date that is not the last Business Day of a month, the Closing shall be delayed until the last Business Day of such month; provided, further, that Buyer shall reasonably consider any good faith request made by the Seller Representative not to so delay the Closing (which such time and place are designated as the “Closing” and the date of which is the “Closing Date”).

1.4Post-Closing Adjustment.

(a)No later than ninety (90) days following the Closing Date, the Buyer shall cause to be prepared and delivered to the Seller Representative a statement (the “Closing Statement”) consisting of (i) an unaudited balance sheet of the Company as of the Closing Date, prepared in accordance with GAAP, (ii) calculations (in reasonable detail) derived from such balance sheet of (A) the Working Capital Surplus or the Working Capital Deficit, as the case may be, and the Net Working Capital as of the Closing Date (the “Statement of Closing Date Net Working Capital”), (B) the Company’s Indebtedness as of the Closing Date, and (C) the Transaction Expenses, (iii) a calculation of the Purchase Price (as defined below), and (iv) a calculation of TTM Net Revenue, as well as Minimum Net Revenue and Target Net Revenue for each of the Earnout Periods based on the TTM Net Revenue.  The Closing Statement shall be prepared in the same format as the Pro Forma Closing Statement and shall be accompanied by work papers and other information and detail to reasonably support the calculation of the amounts set forth thereon.  For purposes of this Agreement, “Purchase Price” is equal to the Base Purchase Price, plus (1) the amount of any Working Capital Surplus, minus (2) the amount of any Working Capital Deficit, minus (3) the amount of the Company’s Indebtedness as of the Closing Date, minus (4) the amount of any Transaction Expenses, minus (5) the amount of any Consenting Revenue Ratio Adjustment determined in accordance with Section 1.1(e).

(b)The Seller Representative shall notify the Buyer in writing (the “Notice of Disagreement”) within fifteen (15) days following delivery of the Closing Statement (the “Review Period”) if the Seller Representative disagrees with the Closing Statement.  The Notice of

Disagreement shall set forth in reasonable detail the basis for such dispute, the amounts involved and the Sellers’ calculation of such disputed amounts.  Matters to which the Seller Representative may submit a Notice of Disagreement shall be limited to whether the Closing Statement contains mathematical errors, was not derived from the books and records of the Company, or was not prepared in accordance with GAAP or Section 1.4(a) (the “Permitted Factors”).  If the Buyer has not received a Notice of Disagreement prior to the expiration of the Review Period, then the Sellers shall be deemed to have accepted the Closing Statement, and the Closing Statement shall become final and binding upon the parties.  Until the Final Closing Statement is determined pursuant to Section 1.4(d), the Seller Representative and its representatives will be permitted to review the Company’s work papers and the work papers of the Company’s independent accountants relating to the preparation of the Closing Statement, as well as all the books, records and other relevant information relating to the operations and finances of the Company relevant to the Closing Statement, and the Buyer will cause the Company to make reasonably available during normal business hours and upon advance notice the individuals then in its employ responsible for and knowledgeable about the information used in, and the preparation of, the Closing Statement in order to respond to the reasonable inquiries of the Seller Representative; provided, however, that the independent accountants of the Company will not be obligated to make any work papers available to the Seller Representative or its representatives unless and until such Persons have signed a customary confidentiality agreement relating to such access to work papers in form and substance reasonably acceptable to such independent accountants.

(c)During the thirty (30)-day period immediately following the delivery of a Notice of Disagreement (the “Consultation Period”), the Buyer and the Seller Representative will negotiate in good faith to attempt to resolve any differences that they may have with respect to the matters specified in the Notice of Disagreement.

(d)If, at the end of the Consultation Period, the Buyer and the Seller Representative have been unable to resolve any differences that they may have with respect to the matters specified in the Notice of Disagreement, then Buyer and the Seller Representative will submit all matters that remain in dispute with respect to the Notice of Disagreement (along with a copy of the Closing Statement, in each case, marked to indicate those line items that are in dispute) to an independent certified public accounting firm in the United States of national recognition that is not the independent auditor for Buyer, the Company or any Seller and is otherwise independent and impartial and which is mutually agreed upon by the Seller Representative and the Buyer; provided, however, that if the Seller Representative and the Buyer are unable to select such accounting firm within ten (10) days after delivery of the Notice of Disagreement, either the Buyer or the Seller Representative may request the American Arbitration Association to appoint, within twenty (20) days from the date of such request, an independent impartial accounting firm with appropriate experience related to purchase price adjustment disputes, to act as the Independent Accountant (any such firm determined pursuant to this Section 1.4(d), the “Independent Accountant”).  The parties shall request that the Independent Accountant deliver as promptly as practicable and, in any event within sixty (60) days after its appointment, a written award setting forth the Independent Accountant’s determination of the appropriate amount of each of the line items in the Closing Statement as to which the Seller Representative and the Buyer disagree as set forth in the Notice of Disagreement delivered to the Independent Accountant.  With respect to each disputed line item, such determination, if not in accordance with the position of either the Seller Representative or the Buyer, shall not be more favorable to the Sellers than the amounts advocated by the Seller Representative in the Notice of Disagreement or more favorable to the Buyer than the amounts advocated by the Buyer in the Closing Statement, in each case, with respect to such disputed line item.  For the avoidance of doubt, the Independent Accountant’s review of the Closing Statement shall be limited to the Permitted Factors, and the Independent Accountant shall not review any line items or make any determination with respect to any matters not subject to a dispute in the Notice of Disagreement delivered to the Independent Accountant.  The closing statement that is final and binding on the parties, as determined either through (i) agreement of the Buyer and the Seller Representative, (ii) the failure to timely deliver a Notice of Disagreement or (iii) the determination of the Independent Accountant, is referred to as the “Final Closing Statement.”

(e)The cost of the Independent Accountant’s review and determination will be borne by either the Sellers (on the one hand) or the Buyer (on the other hand) based on which party’s or parties’ positions submitted to the Independent Accountant are farther from the determination of the Independent Accountant, as determined by the Independent Accountant concurrently with the written award delivered pursuant to Section 1.4(d).  During the Independent Accountant’s review, the Sellers and the Buyer will each make available to the Independent Accountant such information, books and records and work papers, as may be reasonably required by the Independent Accountant to fulfill its obligations under Section 1.4(d); provided, however, that the independent accountants and actuaries of the Sellers or Buyer will not be obligated to make any work papers available to the Independent Accountant unless and until the Independent Accountant has signed a customary confidentiality agreement relating to such access to work papers in form and substance reasonably acceptable to such accountants or actuaries, as applicable.  After submission by the parties of the information, books and records and work papers to the Independent Accountant pursuant to this Section 1.4(e), the Independent Accountant shall thereafter be permitted to request additional or clarifying information from the parties, and each of the parties shall cooperate and shall cause its representatives to cooperate with such requests of the Independent Accountant.  Any final determinations made by the Independent Accountant pursuant to Section 1.4(d), absent fraud or manifest error, shall be final and binding upon the parties and shall not be subject to review by a court or other tribunal.

(f)After the Final Closing Statement is determined in accordance with Section 1.4(d), (i) if the amount of the Closing Payment is greater than the Purchase Price determined in accordance with the Final Closing Statement, the amount of such difference shall be payable by the Sellers to the Buyer out of the Adjustment Escrow Funds and if the Adjustment Escrow Funds are insufficient to pay the full amount due to the Buyer, then the Adjustment Escrow Funds shall be released to the Buyer and the remaining amount of such difference shall be paid to the Buyer, at Buyer’s option, (A) out of the Indemnity Escrow Fund and/or (B) directly by the Sellers, and (ii) if the amount of the Closing Payment is less than the Purchase Price determined in accordance with the Final Closing Statement, the amount of such difference shall be payable by Buyer to the Sellers in accordance with their pro rata percentage set forth in the Funds Flow (the amount in either (i) or (ii), the “Closing Adjustment”).  In any case, after payment of the applicable Closing Adjustment (if any), the then-remaining Adjustment Escrow Funds (if any) will be released to the Sellers in accordance with their pro rata percentage set forth in the Funds Flow.  The applicable Closing Adjustment payment (if any) and release of then-remaining Adjustment Escrow Funds in accordance with the foregoing shall occur within five (5) Business Days after the Final Closing Statement is determined in accordance with Section 1.4(d).

1.5Earnout.

(a)For purposes of this Section 1.5, the following terms shall have the meanings assigned in this Section 1.5(a):

(i)“Accounting Arbitrator” means any nationally-recognized independent accounting firm reasonably acceptable to the Seller Representative and the Buyer (provided that such accounting firm shall be an accounting firm with which no party hereto or any of its Affiliates has as of the date hereof or at the time of the dispute giving rise to the need for an Accounting Arbitrator, any significant business relationship).

(ii)“Applicable Denominator” means (A) with respect to the First Earnout Period, the excess of the Target Net Revenue for such period over the Minimum Net Revenue for such period, (B) with respect to the Second Earnout Period, the excess of the Target Net Revenue for such period over the Minimum Net Revenue for such period, (C) with respect to the Third Earnout Period, the excess of the Target Net Revenue for such period over the Minimum Net Revenue for such period, (D) with respect to the Fourth Earnout Period, the excess of the Target Net Revenue for such period over the Minimum Net Revenue for such period, and (E) with respect to the Final Catch-Up Earnout Period (if any), the excess of the Target Net Revenue for such period over the Minimum Net Revenue for such period.

(iii)“Applicable Floor” means, with respect to a Specified Event, the product of (A) $160,000,000 and (B) a fraction, the numerator of which is the excess of (1) 66 over (2) the number of months elapsed from the Start Date through and including the end of the month in which such Specified Event occurs, and the denominator of which is 66.

(iv)“Applicable Percentage” means, for each Earnout Period, a fraction, the numerator of which is the excess of the Net Revenue for such Earnout Period over the applicable Minimum Net Revenue, and the denominator of which is the Applicable Denominator.

(v)“Change of Control Triggering Event” means (A) the occurrence of a Change of Control, and (B) (1) a significant portion of the business of the acquirer effecting such Change of Control includes constructing model portfolios that directly compete with the model portfolios developed or otherwise offered by the Willow Team on behalf of the Buyer or (2) as a result of such Change of Control it is reasonably expected that such acquirer’s distribution and marketing efforts for the products developed or otherwise offered by the Willow Team will be materially reduced for the balance of the Earnout Period from those efforts of Buyer prior to the occurrence of the Change of Control.

(vi)“Current Period Payment” means, with respect to any Earnout Period:

(A)in the event the Net Revenue for such Earnout Period is equal to or less than the Minimum Net Revenue for such Earnout Period, zero;

(B)in the event the Net Revenue for such Earnout Period is greater than the Minimum Net Revenue, but less than the Target Net Revenue for such Earnout Period, an amount equal to (1) the Target

Payment Amount multiplied by (2) the Applicable Percentage for such Earnout Period; and

(C)in the event the Net Revenue for such Earnout Period is equal to or greater than the Target Net Revenue for such Earnout Period, the Target Payment Amount.

(vii)“Earnout Amount” means a Current Period Payment, a Catch-Up Payment or the Final Catch-Up Payment, as applicable.

(viii)“Earnout Objection Disputes” has the meaning set forth in Section 1.5(c)(ii).

(ix)“Earnout Percentage” means, with respect to any Principal, the percentage set forth opposite such Principal’s name under the heading “Earnout Percentage” on the Funds Flow; provided, however, that if any portion of the Earnout Amount is used to fund the Cash Bonus Plan pursuant to Section 1.5(j), a corresponding reduction shall be made to such Principal’s Earnout Percentage.

(x)“Earnout Period” means the First Earnout Period, the Second Earnout Period, the Third Earnout Period, the Fourth Earnout Period or the Final Catch-Up Earnout Period, as applicable.

(xi)“Final Catch-Up Earnout Period” means the 66-month period beginning on the Start Date.

(xii)“Final Catch-Up Period Percentage” means a fraction, the numerator of which is the excess of the Net Revenue for the Final Catch-Up Earnout Period over the Minimum Net Revenue for the Final Catch-Up Earnout Period, and the denominator of which is the Applicable Denominator for the Final Catch-Up Earnout Period.

(xiii)“First Earnout Period” means the 12-month period beginning on the Start Date.

(xiv)“Fourth Earnout Period” means the 48-month period beginning on the Start Date.

(xv)“Minimum Net Revenue” means:

(A)With respect to the First Earnout Period, an amount equal to the TTM Net Revenue increased at a compound annual growth rate of 17.0% over the First Earnout Period;

(B)With respect to the Second Earnout Period, an amount equal to the TTM Net Revenue increased at a compound annual growth rate of 17.0% over the Second Earnout Period;

(C)With respect to the Third Earnout Period, an amount equal to the TTM Net Revenue increased at a compound annual growth rate of 17.0% over the Third Earnout Period;

(D)With respect to the Fourth Earnout Period, an amount equal to the TTM Net Revenue increased at a compound annual growth rate of 17.0% over the Fourth Earnout Period; and

(E)With respect to the Final Catch-Up Earnout Period, an amount equal to the TTM Net Revenue increased at a compound annual growth rate of 17.0% over the Final Catch-Up Earnout Period.

(xvi)“Net Revenue” means, for any Earnout Period, the gross fees (including all investment management fees, advisory fees, performance fees, incentive fees, incentive allocations, carried interest and similar fees and allocations) actually earned and payable to the Buyer or its Subsidiaries for Asset Management Services in respect of assets (including any assets raised by the Buyer or its Subsidiaries) which are managed, advised or sub-advised by the Willow Team on behalf of the Buyer or its Subsidiaries during such Earnout Period (excluding any out-of-pocket administration fees, and net of any fee rebates or discounts (to the extent not reflected in the amount of the fees charged), or any subadvisory fees, service fees, revenue sharing fees, third party introducing broker and referral fees or distribution fees or charges paid to a Person other than the Company, the Buyer or any of its Subsidiaries); provided, that in the event that there is any Other Qualified Product managed, advised or sub-advised by the Buyer or any of its Subsidiaries (excluding the Willow Team) following the Closing and prior to the end of an Earnout Period, the Net Revenue for such Earnout Period shall also include the net revenue generated by such Other Qualified Product (calculated on the same basis as in the prior sentence but without requiring any involvement of the Willow Team) during the portion of such Earnout Period in which the Buyer owns such Other Qualified Product.

(xvii)“Other Qualified Product” means any actively-managed portfolio that has 100% of portfolio assets invested in exchange-traded funds that is made available as separately managed accounts, but shall exclude any Permitted Other Qualified Products.

(xviii)“Permitted Other Qualified Products” means any Other Qualified Product owned, managed, offered, advised or sub-advised (A) by the Buyer or any of its Subsidiaries prior to the date hereof (or any Other Qualified Product which is an extension of an existing product offering), or (B) by a business acquired by the Buyer or any of its Subsidiaries during the Earnout Period if such business generates less than 10% of its revenue (measured at the end of the fiscal year prior to the date of acquisition) from such Other Qualified Product.

(xix)“Principals Termination Triggering Event” means the first date on which all of the Principals set forth on Schedule 1.5(a)(xix) have ceased to be employed with the Buyer or its Subsidiaries because they either have been terminated without Cause (as defined in the applicable Employment Documentation) or have resigned for Good Reason (as defined in the applicable Employment Documentation).

(xx)“Prior Period Incremental Percentage” means for any Prior Earnout Period, a fraction, the numerator of which is the excess of (A) the lower of (1) the Net Revenue for the Current Earnout Period and (2) the Target Net Revenue for such Prior Earnout Period over (B) the Previous Net Revenue Highwater Mark for such Prior Earnout Period, and the denominator of which is the Applicable Denominator for such Prior Earnout Period.

(xxi)“Second Earnout Period” means the 24-month period beginning on the Start Date.

(xxii)“Specified Event” means either a Change of Control Triggering Event or a Principals Termination Triggering Event.

(xxiii)“Start Date” means (A) the Closing Date, if the Closing Date is the last day of a month, or (B) the last day of the month in which the Closing occurs, if the Closing Date is not the last day of a month.

(xxiv)“Target Net Revenue” means:

(A)With respect to the First Earnout Period, an amount equal to the TTM Net Revenue increased at a compound annual growth rate of 57.5% over the First Earnout Period;

(B)With respect to the Second Earnout Period, an amount equal to the TTM Net Revenue increased at a compound annual growth rate of 57.5% over the Second Earnout Period;

(C)With respect to the Third Earnout Period, an amount equal to the TTM Net Revenue increased at a compound annual growth rate of 57.5% over the Third Earnout Period;

(D)With respect to the Fourth Earnout Period, an amount equal to the TTM Net Revenue increased at a compound annual growth rate of 57.5% over the Fourth Earnout Period; and

(E)With respect to the Final Catch-Up Earnout Period, an amount equal to the TTM Net Revenue increased at a compound annual growth rate of 57.5% over the Fourth Earnout Period and 17% over the 18 months of the Final Catch-Up Earnout Period that begins following the end of the Fourth Earnout Period.

(xxv)“Target Payment Amount” means $80,000,000.

(xxvi)“Third Earnout Period” means the 36-month period beginning on the Start Date.

(xxvii)“TTM End Date” means, (A) if the Closing occurs during 2021, December 31, 2021, or (B) if the Closing occurs on or after January 1, 2022, the last day of the month preceding the month in which the Closing occurs.

(xxviii) “TTM Net Revenue” means the gross fees (including all investment management fees, advisory fees, performance fees, incentive fees, incentive allocations, carried interest and similar fees and allocations) actually earned and payable to the Company for Asset Management Services in respect of assets (excluding any out-of-pocket administration fees, and net of any fee rebates or discounts (to the extent not reflected in the amount of the fees charged), or any subadvisory fees, service fees, revenue sharing fees, third party introducing broker and referral fees or distribution fees or charges paid to a Person other than the Company) for the 12-month period ending on the TTM End Date.

(xxix)“Willow Team” means the investment professionals employed by the Company as of the Closing and, after the Closing, all other investment professionals of the Company, the Buyer and/or its Subsidiaries who are supervised directly or indirectly by a Principal.

(b)Earnout Amounts.  Following the Closing, Buyer shall pay, or cause to be paid, to each Principal as additional consideration for the redemption of the Units, such Principal’s Earnout Percentage of the Current Period Payment, if any, in respect of each Earnout Period upon the terms and subject to the conditions set forth in this Section 1.5.  Exhibit D attached hereto sets forth illustrative examples of the payments payable pursuant to this Section 1.5 based upon the assumptions set forth in the earnout model set forth therein.

(c)Interim Catch-Up Payments.

(i)If, for any Earnout Period (such period, the “Current Earnout Period”) after the First Earnout Period, (1) an aggregate amount equal to $80,000,000 with respect to any Earnout Period (other than the Fourth Earnout Period) prior to the Current Earnout Period has not previously become payable with respect to any Earnout Period(s) prior to the Current Earnout Period (each such prior Earnout Period, a “Prior Earnout Period”), pursuant to (x) Section 1.5(b) and (y) any previous Catch-Up Payment (as defined below) made in accordance with this Section 1.5(c)(i) with respect to such Prior Earnout Period and (2) the Net Revenue for the then-Current Earnout Period exceeds the higher of (x) the Net Revenue for such Prior Earnout Period and (y) if Catch-Up Payment(s) previously became payable in respect of such Prior Earnout Period in accordance with this Section 1.5(c)(i), the Net Revenue for any subsequent Earnout Period previously used to calculate a Catch-Up Payment that became payable in accordance with this Section 1.5(c)(i) with respect to such Prior Earnout Period (such higher amount of Net Revenue, the “Previous Net Revenue Highwater Mark”), the Buyer shall pay to each Principal in respect of such Prior Earnout Period(s) an amount equal to such Principal’s Earnout Percentage of the product of (A) the Prior Period Incremental Percentage and (B) $80,000,000 (each such amount, a “Catch-Up Payment”), upon the terms and subject to the conditions set forth in this Section 1.5.  For the avoidance of doubt, Catch-Up Payments may be paid in respect of multiple Prior Earnout Periods.

(ii)Any Catch-Up Payment that becomes payable in accordance with Section 1.5(c)(i) shall be paid concurrently with the Current Period Payment in respect of the Current Earnout Period for which Net Revenues result in such Catch-Up Payment, upon the terms and subject to the conditions set forth in this Section 1.5.

(iii)From and after the Closing, through the end of the Fourth Earnout Period (or, if following the completion of the Fourth Earnout Period the aggregate amounts payable under this Section 1.5 are less than $320,000,000, then through the end of the Final Catch-Up Earnout Period), on an annual basis and upon the reasonable request of the Seller Representative, Buyer shall provide to the Seller Representative information, including financial information, reasonably necessary to determine the Current Period Payments, the Catch-Up Payments and, if applicable, the Final Catch-Up Payment, including with respect to the determination of Net Revenue (and any documents, schedules or work papers used in connection with the foregoing).

(d)Final Catch-Up Payments.  If, following the completion of the Fourth Earnout Period and the calculation of any amounts payable in respect of such Earnout Period, (1) the amount payable under this Section 1.5 in respect of the Fourth Earnout Period is less than $80,000,000, and (2) the Net Revenue for the Final Catch-Up Earnout Period exceeds the Minimum Net Revenue for the Final Catch-Up Earnout Period, the Buyer shall pay to each Principal an amount equal to such Principal’s Earnout Percentage of the product of (A) the Final Catch-Up Period Percentage and (B) the excess of (x) $80,000,000 over (y) the amount previously payable under this Section 1.5 with respect to the Fourth Earnout Period (the “Final Catch-Up Payment”), upon the terms and subject to the conditions set forth in this Section 1.5.

(e)Applicable Floor Payment.

(i)If (1) (x) during the Earnout Period, a Change of Control occurs and such Change of Control constitutes a Change of Control Triggering Event and (y) such Change of Control Triggering Event is the first Specified Event to occur during the Earnout Period, and (2) following the completion of the Final Catch-Up Earnout Period the aggregate amounts payable under this Section 1.5 in respect of the Earnout Periods are less than the Applicable Floor with respect to such Change of Control Triggering Event, the Buyer shall pay to each Principal an amount equal to such Principal’s Earnout Percentage of the excess of (A) the Applicable Floor with respect to such Change of Control Triggering Event over (B) the aggregate amounts payable under this Section 1.5 in respect of the Earnout Periods.

(ii)If (1) (x) a Principals Termination Triggering Event occurs during the Earnout Period and (y) such Principals Termination Triggering Event is the first Specified Event to occur during the Earnout Period, and (2) following the completion of the Final Catch-Up Earnout Period the aggregate amounts payable under this Section 1.5 in respect of the Earnout Periods are less than the Applicable Floor with respect to such Principals Termination Triggering Event, the Buyer shall pay to each Principal an amount equal to such Principal’s Earnout Percentage of the excess of (A) the Applicable Floor with respect to such Principals Termination Triggering Event over (B) the aggregate amounts payable under this Section 1.5 in respect of the Earnout Periods.

(iii)Any amount that becomes payable in accordance with this Section 1.5(e) shall be paid concurrently with the Final Catch-Up Payment.

(f)Earnout Statement.

(i)Within sixty (60) days after the end of each Earnout Period (but, with respect to the Final Catch-Up Earnout Period, only if following the completion of the Fourth Earnout Period the aggregate amounts payable under this Section 1.5 are less than $320,000,000), the Buyer shall prepare and deliver to the Seller Representative a statement (each, an “Earnout Statement”) setting forth Buyer’s good faith calculation of Net Revenue for such Earnout Period, any Current Period Payment in respect of such Earnout Period, any Catch-Up Payments that have become payable in respect of a prior Earnout Period in accordance with Section 1.5(c)(i) as a result of the Net Revenue for such Earnout Period, any Catch-Up Payments to be paid in accordance with Section 1.5(c) upon payment of any Current Period Payment in respect of such Earnout Period or, if applicable, with respect to the Final Catch-Up Earnout Period, any Final Catch-Up Payments that have become payable in respect of a prior Earnout Period in accordance with Section 1.5(d).

(ii)If the Seller Representative disagrees with an Earnout Statement, the Seller Representative shall notify Buyer in writing of such disagreement within thirty (30) days after delivery of such Earnout Statement to the Seller Representative (each, an “Earnout Objection Dispute”).  During the thirty (30) day period of its review, the Seller Representative shall have reasonable access to any documents, schedules or work papers used in the preparation of such Earnout Statement.  The failure of the Seller Representative to deliver written notice of an Earnout Objection Dispute to Buyer within thirty (30) days after delivery of an Earnout Statement to the Seller Representative shall be deemed acceptance of such Earnout Statement and agreement to the applicable Earnout Amount by the Seller Representative.

(iii)Subject to Section 1.5(b)(ii), Buyer and the Seller Representative shall negotiate in good faith to resolve any Earnout Objection Dispute and any resolution agreed to in writing by Buyer and the Seller Representative shall be final and binding upon the parties.  If Buyer and the Seller Representative are unable to resolve all matters in an Earnout Objection Dispute within thirty (30) days of delivery of written notice of such Earnout Objection Dispute by the Seller Representative to Buyer, then the disputed matters shall be referred for final determination to the Accounting Arbitrator within fifteen (15) days thereafter.  The Accounting Arbitrator shall be directed to only consider those items and amounts set forth on the applicable Earnout Statement as to which Buyer and the Seller Representative have disagreed within the time periods and on the terms specified in Section 1.5(f)(ii) and this Section 1.5(f)(iii) and shall be directed to resolve all unresolved matters in the applicable Earnout Objection Dispute in accordance with the terms and provisions of this Agreement.  The Accounting Arbitrator shall be directed to deliver to Buyer and the Seller Representative, as promptly as practicable and in any event within sixty (60) days after its appointment, a written report setting forth the resolution of any unresolved matters in the applicable Earnout Objection Dispute determined in accordance with the terms herein.  The Accounting Arbitrator shall be directed to select as a resolution for any unresolved matters in the applicable Earnout Objection Dispute a position within the range of values assigned to such Earnout Objection Dispute by Buyer and the Seller Representative (based solely on presentations and supporting material provided by the parties and not pursuant to any independent review).  Such report shall, absent manifest error, be final and binding upon all of the parties to this Agreement.  Upon the agreement of Buyer and the Seller Representative or the decision of the Accounting Arbitrator, or if the Seller Representative fails to deliver written notice of disagreement to Buyer within the thirty (30) day period provided in Section 1.5(f)(ii), the applicable Earnout Statement, as adjusted if necessary pursuant to the terms of this Agreement, shall be deemed to be the Earnout Statement for purposes of calculating the Earnout Amount pursuant to this Section 1.5.  Buyer and the Seller Representative shall each be responsible for the fees and expenses of the Accounting Arbitrator pro rata, as between Buyer, on the one hand, and the Principals, on the other hand, in proportion to the relative difference between the positions taken by Buyer and the Seller Representative compared to the determination of the Accounting Arbitrator, with the fees and expenses for which the Principals are responsible to be payable solely out of any Earnout Amounts to be paid to the Principals.

(g)Payment of Earnout Amounts.  Within fifteen (15) Business Days following the final determination of the applicable Earnout Statement, subject to Buyer’s right of offset set forth in Section 8.6, Buyer shall pay to each Principal such Principal’s Earnout Percentage of (i) any Current Period Payment in respect of such Earnout Period and any Catch-Up Payments to be paid upon payment of such Current Period Payment, or (ii) any Final Catch-Up Payment in respect of the Final Catch-Up Earnout Period, as applicable, in each case as indicated on such Earnout Statement, such payments to be paid by wire transfer of immediately available funds to an account designated by such Principal.  If there is a default by Buyer of the payment obligations of this Section 1.5(g), then, without limiting any of the Principals’ remedies herein, the applicable interest rate shall be the same interest rate as market unsecured borrowing rates.  Such interest will become payable to each Principal in accordance with its Earnout Percentage no less frequently than annually.  For Tax purposes, the parties shall treat the payment of any Earnout Amount as an adjustment to the purchase price, except to the extent required by Section 483 or 1274 of the Code.

(h)Operation of Business.  From and after the Closing, through the end of the Fourth Earnout Period (or, if following the completion of the Fourth Earnout Period the aggregate amounts payable under this Section 1.5 are less than $320,000,000, then through the end of the Final Catch-Up Earnout Period), Buyer shall (i) act in good faith in connection with the operation of the business of the Company, and refrain from taking any action the principal purpose of which is to reduce the Earnout Amount, (ii) provide access to Buyer’s and its Subsidiaries’ distribution systems on a basis commensurate with that generally provided by Buyer to its other investment teams and franchises, taking into account the relevant investment performance of the Willow Team and the marketing of the applicable product in light of customary distinctions in marketing various types of investment products, and (iii) not sell any material portion of the assets of the Company’s business to a third party; provided, that the Company’s business shall, subject to this Section 1.5(h), be managed in the discretion of Buyer, including during the Earnout Period. The Principals acknowledge that, on or after the date that is six (6) months after the Closing, Buyer may, or may cause the Company to, send a written notice to each Client, informing each such Client of Buyer’s intention to merge the Company with Buyer or a Subsidiary thereof, and requesting, in accordance with the terms of the applicable Client Agreement, such Client’s consent to the assignment or deemed “assignment” (as such term is defined in the Investment Advisers Act) of the Client’s Client Agreement resulting therefrom and that no such action by Buyer shall be, or be deemed to be, a breach of this Section 1.5(h).  The Principals and Buyer shall reasonably cooperate to obtain such Client consents.

(i)Earnout Cap.  In no event shall the payments made under this Section 1.5 (exclusive of any interest payable pursuant to Section 1.5(f) and inclusive of any amounts payable pursuant to Section 1.5(j)) exceed (i) $320,000,000 in the aggregate, or (ii) $80,000,000 in any Earnout Period (excluding any Catch-Up Payment or any Final Catch-Up Payment that becomes payable in such Earnout Period in respect of a Prior Earnout Period).

(j)Bonus Plan.  Prior to the Closing, the Company and the Buyer may agree to use a portion of the Earnout Amount(s) to fund a cash bonus plan for the benefit of the Company’s then-current employees (the “Cash Bonus Plan”). The Cash Bonus Plan will provide that (i) payments thereunder shall only be made at such time(s) as payments are made under this Section 1.5(j), (ii) the aggregate amount due and payable pursuant to the Cash Bonus Plan and the corresponding payroll Taxes, in each case if any, will be deducted from the applicable contemporaneous payment being made under this Section 1.5(j), and (iii) in no event shall the aggregate amount due and payable pursuant to the Cash Bonus Plan (including Taxes), if any, exceed the Earnout Amount then being paid under this Agreement.

(k)Earnout Payment Adjustment. Notwithstanding anything herein to the contrary, any amounts payable pursuant to this Section 1.5 shall be subject to reduction by any amounts payable to any Person pursuant to Section 8.6 of the Operating Agreement.

1.6Withholding

.  The Buyer (and its Affiliates) shall be entitled to deduct and withhold from any payments made pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of any such payment under any applicable Law.  Prior to any deduction or withholding (except in the case of amounts treated as compensation), the Buyer shall inform Sellers Representative of its intent to withhold, and the parties shall use commercially reasonable efforts to reduce or eliminate the need to make such deduction or withholding.  To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to such holder in respect of which such deduction and withholding was made.

1.7Use of Proceeds; Intended Tax Treatment

. For Tax purposes, the parties intend to treat the transactions contemplated by this Agreement as a sale of the assets of the Company.

2.Representations and Warranties Regarding the Company

. Each Principal hereby represents and warrants to the Buyer, severally but not jointly and pro rata with such Principal’s ownership of the Class A Interests as set forth on Schedule 8.2(a)(i), that, except as set forth on a schedule of exceptions attached hereto as Schedule A specifically identifying the relevant Section hereof (the “Company Disclosure Schedule”), which exceptions shall be deemed to be representations and warranties as if made hereunder, the following statements are true and correct:

2.1Organization, Good Standing and Qualification

.  The Company is duly organized, validly existing and in good standing under the laws of the state of North Carolina.  The Company has all requisite limited liability company power and authority to carry on the Business as now conducted and as proposed to be conducted by the Company and is duly registered to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.  Correct and complete copies of the Company’s organizational documents have been made available to the Buyer.  The Company is not in default under or in violation of any provision of such organizational documents, and all such documents are in full force and effect.

2.2Authorization

.  The Company has full power and authority to enter into this Agreement and the documents to be delivered hereunder, to carry out its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby.  All action on the part of the Company necessary for the authorization, execution and delivery of this Agreement and the documents to be delivered hereunder, the performance of all obligations of the Company hereunder and thereunder, and the authorization, issuance (or reservation for issuance), sale and delivery of the Buyer Units being issued by the Company, has been taken or will be taken prior to the Closing, and this Agreement constitutes a valid and legally binding obligation of the Company, enforceable in accordance with its terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors’ rights generally and (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

2.3Subsidiaries

.  Except as set forth on Section 2.3 of the Company Disclosure Schedule, the Company does not own or control, directly or indirectly, any interest (equity, financial or other) in any other corporation, association, partnership, limited liability company or other business entity and does not have, and has never had, any Subsidiaries.  The Company is not a participant in any joint venture, partnership or similar arrangement.

2.4Valid Issuance of Units

.  The Units being purchased by the Buyer hereunder, when transferred, sold and delivered in accordance with the terms of this Agreement for the consideration expressed herein, will be duly and validly issued, fully paid and nonassessable and will be free of liens and restrictions on transfer, other than restrictions on transfer under this Agreement and, following the Closing, under applicable state and federal securities Laws.

2.5Noncontravention; Governmental Consents.

(a)The execution, delivery and performance by the Sellers and the Company of this Agreement, and the consummation by Sellers and the Company of the Transactions, do not and will not: (i) conflict with, or result in a breach or violation of, any provision of the organizational documents of the Company, including the Operating Agreement; (ii) except as set forth on Section 2.5(a) of the Company Disclosure Schedule, require any consent from or other action by any Person under, materially conflict with, result in a material breach of or material default (or give rise to any right to accelerate, terminate, modify, cancel, or loss of any benefit of the Company, or require any notice) under any Material Contract, or result in the imposition of a lien upon any material assets of the Company; or (iii) violate any applicable Law.

(b)Except (i) as set forth on Section 2.5(b) of the Company Disclosure Schedule and (ii) for compliance with any applicable requirements of the HSR Act, no consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any federal, state or local Governmental Authority on the part of the Company is required in connection with the execution of this Agreement, the consummation of the transactions contemplated by this Agreement or the performance by the Company of its obligations under this Agreement or any other agreement contemplated hereby to which the Company is or will be a party.

2.6Offering

.  Subject in part to the truth and accuracy of the Buyer’s representations set forth in Section 4, the offer, sale and issuance of the Buyer Units as contemplated by this Agreement are exempt from the registration requirements of any applicable state and federal securities laws.

2.7Litigation

.  There is no, and since January 1, 2019 has been no, legal, administrative, arbitral or other proceedings, actions, suits, order, charges, litigations, prosecutions, hearings, complaints or governmental or regulatory investigations or inquiries of any nature by or before any Governmental Authority (“Actions”) pending or threatened in writing against the Company, its properties or the Business.  There are no outstanding orders, injunctions, decrees, awards or judgments of any Governmental Authority, or settlement agreements, consent agreements or disciplinary agreements with any Governmental Authority (“Orders”), to which the Company is subject or in default under.

2.8Compliance with Law

.  The Company (i) is in compliance in all material respects with all applicable provisions of each foreign, federal, state or local law, statute, code, ordinance, rule and regulation, and order of any Governmental Authority (including, for the avoidance of doubt, the Investment Advisers Act, the Exchange Act, the Investment Company Act, ERISA (including Title I thereof), the Code (including Section 4975 thereof) and any rules and regulations promulgated thereunder) (“Law”) applicable to the Company and (ii) has not received since January 1, 2019 any written notice (A) of any violation of any Law, (B) of any threat to revoke or condition the continuation of any Permit, or (C) restricting or disqualifying its activities.

2.9Financial Statements.

(a)The Company has delivered to the Buyer (i) the audited financial statements (consisting of balance sheets, statements of operations, statements of income and members’ equity, and statements of cash flows) of the Company as of and for the fiscal years ended December 31, 2019 and December 31, 2020 (the “Audited Financial Statements”), and (ii) the unaudited balance sheet and income statement of the Company as of and from the nine-month period ended September 30, 2021 (such date, the “Financial Statement Date”, such materials, the “Interim Financial Statements”, and together with the financial statements included in clause (i), the “Company Financial Statements”).  The Company Financial Statements have been, and any financial statements provided pursuant to Section 5.11 will be, prepared in all material respects in accordance with GAAP applied on a consistent basis throughout the periods indicated and with each other (except for the lack of footnote disclosures and changes resulting from year-end and other adjustments (none of which would be material, individually or in the aggregate)).  The Company Financial Statements fairly present, and any financial statements provided pursuant to Section 5.11 will fairly present, the financial condition and operating results of the Company as of the dates, and for the periods, indicated therein, subject to normal year-end adjustments (none of which are or would be material, individually or in the aggregate).

(b)Except for liabilities that are reflected in the balance sheet included in the Interim Financial Statements, the Company has no undisclosed liabilities (whether accrued or fixed, absolute or contingent, matured or unmatured, asserted or unasserted) other than (i) liabilities incurred in the ordinary course of business subsequent to the Financial Statement Date and (ii) obligations under contracts and commitments incurred in the ordinary course of business and not required under GAAP to be reflected in the Company Financial Statements (none of which arises out of any breach or violation, or default under, any Contract, Permit or Law), which, in both cases, individually or in the aggregate, are not material to the condition or operating results of the Company.

(c)The Company maintains a system of internal accounting controls over financial reporting sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in material conformity with GAAP; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any material differences.  The Company has not identified any significant deficiencies or material weaknesses in the design or operation of its internal accounting controls.

(d)There are no “off balance sheet arrangements” (as defined by item 303(a)(4) of Regulation S-K promulgated by the SEC) in respect of the Company.

2.10Changes

.  Except as set forth in Section 2.10(i) of the Company Disclosure Schedule, since the Financial Statement Date, the Company has conducted its business in all material respects in the ordinary course, and there has not been any change in its assets, properties, business, results of operations or condition (financial or otherwise) that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect.  Without limiting the generality of the foregoing, except as set forth in Section 2.10(ii) of the Company Disclosure Schedule, since the Financial Statement Date, there has not been:

(a)any amendment to any organizational documents of the Company, including the Operating Agreement;

(b)any incurrence of any Indebtedness for borrowed money in excess of $250,000 or guarantees thereof to any Person;

(c)any damage, destruction or loss, whether or not covered by insurance, materially and adversely affecting the assets, properties, financial condition, operating results, prospects or Business of the Company;

(d)any waiver by the Company of a valuable right or of a material debt owed to it or forgiveness of any Indebtedness or termination of guarantees thereof owed to the Company;

(e)any satisfaction or discharge of any lien, claim or encumbrance or payment of any obligation by the Company, except in the ordinary course of business and that is not material to the assets, properties, financial condition, operating results or Business of the Company;

(f)any material change or amendment to, or termination or nonrenewal of, a Material Contract or any entering into a new agreement that is a Material Contract;

(g)any change in any compensation arrangement or employment agreement with any “C”-level officer of the Company or any other employee of the Company with an annual base compensation in excess of $200,000, other than in the ordinary course of business;

(h)any acquisition (whether by merger, consolidation, acquisition of stock or assets or otherwise) of any material assets or equity interests in any Person;

(i)any sale, lease, license, assignment or transfer by the Company of any material assets, properties or rights of the Company, including rights relating to Intellectual Property;

(j)any resignation or termination of employment of any manager, officer or employee at the level of director or above;

(k)any mortgage, pledge, or lien, created by the Company with respect to any material properties or assets;

(l)any loans or guarantees made by the Company to or for the benefit of any Related Party, other than travel advances and other advances made in the ordinary course of its business in the case of employees, officers and managers of the Company;

(m)any declaration or payment or other distribution in respect of any of the Company’s equity, or any direct or indirect redemption, purchase or other acquisition of any of such equity by the Company, other than ordinary course guaranteed payments;

(n)any change in any tax election, adopting or changing any method of tax accounting, change in any annual tax accounting period, amendment of any material Tax Returns or filing any claims for material Tax refunds, entering into any material closing agreement, settling any material Tax claim, audit or assessment or surrendering any right to claim a material Tax refund, offset or other reduction in Tax liability;

(o)any changes in (A) any accounting methods, principles or practices except as required by GAAP or as disclosed in the notes to any of the Company Financial Statements or (B) any credit, collection, cash management or payment policies, procedures or practices (including the timing of collection of receivables and payment of payables and other current liabilities);

(p)any commencement or settlement of any Action (i) by or against the Company, (ii) with any equity holder of the Company by or against the Company or its employees, officers and managers, or (iii) that relates to the Transactions;

(q)to Principals’ Knowledge, any other event of any character that has had or is reasonably likely to result in a Material Adverse Effect; or

(r)any agreement or commitment by the Company to do any of the things described in this Section 2.10.

2.11Tax Returns, Payments and Elections.

(a)All Tax Returns with respect to the business or the assets of the Company have been filed as required by Law, and all Taxes and other assessments due with respect to the business or the assets of the Company and its subsidiaries (whether or not shown on any Tax Return) have been paid or withheld, except those contested by it in good faith that are listed in Section 2.11(a) of the Company Disclosure Schedule.

(b)No deficiency for Taxes has been proposed or assessed with respect to the business or the assets of the Company, and no Person has executed any waiver of any statute of limitations on the assessment or collection of any Tax with respect to the business or the assets of the Company or its subsidiaries.  No dispute, audit, investigation, examination, proceeding or claim by any Governmental Authority concerning any Tax liability of the Company is currently in progress or, to the Principals’ Knowledge, threatened or contemplated.

(c)In the past three (3) years, no Taxes, assessments or governmental charges have been incurred with respect to the business or the assets of the Company other than in the ordinary course of business.

(d)No claim has ever been made by a Governmental Authority in a jurisdiction where the Company does not file Tax Returns that the Company is or may be subject to taxation by, or required to file Tax Returns in, that jurisdiction.

(e)The Company has never been a member of an affiliated group filing a consolidated, joint, unitary or combined Tax Return.  The Company is not a party to and has no obligation under any sharing, indemnification, or allocation agreement with respect to Taxes or similar Contract or arrangement.  The Company does not have any liability for the Taxes of any other Person under Treasury Regulations Section 1.1502-6 (or any similar provision of applicable Law), as a transferee or successor, by Contract or otherwise.

(f)There are no liens with respect to Taxes upon any asset of the Company other than with respect to Taxes not yet due and payable.

(g)The Company will not be required to include any material amounts in income, or exclude any material items of deduction, in a taxable period (or portion thereof) beginning after the Closing Date as a result of (i) a change in or incorrect method of accounting occurring prior to the Closing, (ii) an installment sale or open transaction arising in a taxable period (or portion thereof) ending on or before the Closing Date, (iii) a prepaid amount received or deferred revenue realized on or prior to the Closing Date, (iv) a “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of applicable Law) executed on or prior to the Closing Date, or (v) any intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of applicable Law).

(h)The Company has neither participated in nor has any liability or obligation with respect to any “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4.

(i)Since its inception, the Company has been, and at all times prior to the Restructuring will be, properly characterized as partnerships or disregarded entities, as the case may be, for U.S. federal income tax purposes and for applicable state and local income tax purposes.  Following the Restructuring and up to and including the Closing Date, the Company will be properly characterized as disregarded entities for U.S. federal income tax purposes and applicable state and local income tax purposes.

(j)The Company has not made, and except as set forth in Section 2.11(j) of the Company Disclosure Schedule will not at any time up to and including the Closing Date make, (i) an entity classification election pursuant to Treasury Regulation Section 301.7701-3(c) to be classified as an association taxable as a corporation, or (ii) any election to pay state or local income Taxes that are otherwise payable by its partners.

(k)The Company has not applied for, or received, any relief from Taxes or other tax benefit under any COVID-19 Law, including, claiming any credit or electing to defer the payment of any Tax pursuant to a COVID-19 Law.

2.12Material Contracts.

(a)Section 2.12(a) of the Company Disclosure Schedule sets forth a correct and complete list of each of the following Contracts to which the Company is a party or by which it is bound (together with any Contract evidencing any action described in Section 2.12(b), collectively, the “Material Contracts”):

(i)Contracts relating to Indebtedness for borrowed money or the deferred purchase price of any property;

(ii)Any Contract involving any agreement by the Company to provide Asset Management Services or related services to any client pursuant to which the Company collected revenues in excess of $150,000 during the twelve (12) month period ended on the Financial Statement Date;

(iii)Contracts with any Related Party, except for employment arrangements entered into in the ordinary course of business;

(iv)Contracts, other than Client Agreements, involving payment obligations of, or payments to the Company in excess of, $300,000 in the aggregate or $100,000 in any twelve (12) month period;

(v)Contracts containing any material license of any Intellectual Property to or from the Company (other than the nonexclusive license to the Company of generally commercially available, “off-the-shelf” third-party products that are not and will not be incorporated into the Company IP);

(vi)Contracts containing (A) any provisions restraining, limiting or impeding the Company’s ability to (x) freely engage or compete in any business or with any Person in any geographic area, or (y) hire or solicit any Person as an employee or solicit any Person as a client; (B) “most favored nation” or similar provisions running in favor of or against the Company; (C) “clawback” or similar obligations running in favor of or against the Company requiring the reimbursement or refund of fees; (D) caps or waivers on fees or expenses; (E) “key person” provisions (including any such provisions giving rise to rights of termination of, or obligations to notify, other parties); (F) performance-based fee or allocation provisions; or (G) exclusive dealing covenants;

(vii)Contracts requiring the Company to make any capital contribution to, or other investment in, any Person;

(viii)Contracts involving any employment, severance, independent contractor, consulting or similar agreements (other than employment offer letters entered into in the ordinary course of business) that contemplate payments by the Company of $150,000 or more in any calendar year;

(ix)Contracts for the acquisition or disposition of any business, any equity, or a material portion of assets of any Person, and any binding letter of intent relating thereto, in each case occurring since January 1, 2019, or containing material obligations of any party thereto which remain outstanding;

(x)Contracts relating to any Action or settlement thereof involving the Company, entered into at any time since January 1, 2019, or containing material obligations of any party thereto which remain outstanding;

(xi)any settlement, conciliation or similar Contract with, or enforceable by, any Governmental Authority;

(xii)any Real Property Lease and any lease of personal property providing for annual payments of $25,000 or more;

(xiii)Contracts evidencing any capital lease obligation or commitment to make a capital expenditure in excess of $100,000; and

(xiv)Contracts providing for earn outs or similar contingent obligations.

(b)Since the Financial Statement Date, the Company has not (i) declared or paid any distributions or authorized or made any distribution upon or with respect to its membership or equity interests (other than tax distributions, guaranteed payments of ordinary course compensation, and pre-Closing distributions of cash to the Company’s members permitted by this Agreement), as the case may be, (ii) incurred any Indebtedness for money borrowed in excess of $100,000 other than as set forth on Section 2.12(b) of the Company Disclosure Schedule, (iii) made any loans or advances to any Person, other than ordinary advances for travel expenses and other ordinary course reimbursable business expenses or (iv) sold, exchanged or otherwise disposed of any of its assets or rights, other than in the ordinary course of business.

(c)A correct and complete copy of each Material Contract has been made available to the Buyer.  All Material Contracts are valid, binding and in full force and effect and enforceable by the Company in accordance with their respective terms.  The Company is not, and, to the Principals’ Knowledge, no counterparty is, is in material breach or default (or is alleged in writing to be in material breach or default) of any provision of any Material Contract, and, to the Principals’ Knowledge, no event or circumstance has occurred that, with notice or lapse of time or both, would constitute an event of default thereunder.  The Company has not received any written notice of cancellation, termination or nonrenewal under any Material Contract.

2.13Permits; Licenses

.  The Company has all material municipal, state, federal and other Governmental Authority franchises, registrations, permits, licenses, certificates, consents, memberships and any similar authority (“Permits”) and has made or provided timely, complete and effective filings, notices, applications and submissions, necessary for the conduct of its Business as presently being conducted by it in accordance with applicable Law, and all Permits are in full force and effect.  The Company is not in default in any material respect under any Permit, and no suspension, cancellation, modification or revocation of any Permit is pending or, to the Knowledge of the Principals, threatened against the Company.

2.14Registration Rights

.  The Company has not granted or agreed to grant to any Person any rights (including piggyback registration rights) to have any securities of the Company registered with the SEC or any other Governmental Authority.

2.15Title to Property and Assets

.  The Company has good and marketable title to all of its material properties and assets, and good title to its leasehold estates, in each case subject to no mortgage, pledge, lien, security interest, lease, charge or encumbrance, other than liens resulting from Taxes which have not yet become delinquent and liens and encumbrances which do not in any case materially detract from the value of the property subject thereto or materially impair the operations of the Company, and, in each case, which have not arisen other than in the ordinary course of business.

2.16Real Property.

(a)Section 2.16 of the Company Disclosure Schedule sets forth a complete and correct list of all real property leases, subleases or other occupancies used by the Company or to which the Company is a party as lessee or lessor (the “Real Property Leases”).  The leasehold interests relating to the Real Property Leases are free and clear of all liens, encumbrances and other charges.  The Company has not received any written notice from the other party to any Real Property Lease of any breach or default thereunder or the termination or proposed termination thereof.

(b)The Company does not own, and has never owned, any real property.

2.17Intellectual Property.

(a)The Company has sufficient title and ownership of or right to use all patents, trademarks, service marks, domain names, trade names, copyrights, know-how, trade secrets and other intellectual property and related proprietary rights (including any registrations or applications for registration of any of the foregoing) (collectively, “Intellectual Property”) used or practiced in, or necessary for, the Business as presently conducted and, to the Principals’ Knowledge, without any infringement, misappropriation or other violation of any rights of others.  Section 2.17 of the Company Disclosure Schedule lists all issued patents, patent applications, trademark registrations and pending applications for trademark registration, copyright registrations and pending applications for copyright registration and internet domain name registrations owned by the Company (collectively, the “Company IP”).  There are no outstanding options, licenses, Contracts, claims, encumbrances or shared ownership of interests of any kind relating to the Company IP, except as would not be material to the Company.  The Company has not received any written communications alleging that the Company has violated or, by conducting its Business as currently proposed, would violate any of the Intellectual Property or licenses of any other Person.  To the Knowledge of the Principals, no third party is, or since January 1, 2019 has been, infringing or misappropriating any Company IP.

(b)Each employee signs a written agreement with the Company whereby such individual (i) acknowledges that he or she will become aware of confidential and proprietary information concerning valuable Company products and offerings, client development and service strategies, marketing and pricing strategies, and information about existing and future clients (“Company Confidential Information”) and that such Company Confidential Information is a unique asset of the Company’s business, and (ii) agrees that he or she will not, at any time, disclose such Company Confidential Information to any Person for any reason, except as required by Law.

2.18Labor Agreements and Actions; Employee Compensation.

(a)The Company is not a party to or otherwise bound by any collective bargaining agreement or other labor union Contract applicable to employees of the Company and, to the Knowledge of the Principals, there are not any activities or proceedings of any labor union to organize any such employees.  Additionally, (i) there is no unfair labor practice charge or complaint pending before any applicable Governmental Authority relating to the Company or any employee or other service provider thereof; (ii) there is no labor strike, material slowdown or material work stoppage or lockout pending or, to the Knowledge of the Principals, threatened against or affecting the Company, and the Company has not experienced any strike, material slowdown or material work stoppage, lockout or other collective labor action by or with respect to its employees; (iii) there is no representation claim or petition pending before any applicable Governmental Authority; and (iv) there are no charges with respect to or relating to the Company pending before any applicable Governmental Authority responsible for the prevention of unlawful employment practices.

(b)Since January 1, 2019, the Company is and has been in compliance in all material respects with all applicable Laws relating to employment of labor, including all applicable Laws relating to wages, hours, overtime, reductions in force, collective bargaining, employment discrimination, safety and health, workers’ compensation, pay equity, classification of employees and independent contractors, and the collection and payment of withholding and/or social security Taxes.  Since January 1, 2019, the Company has met in all material respects all requirements required by Law or regulation relating to the employment of foreign citizens, and the Company does not currently employ, and, to the Principals’ Knowledge has never employed, any Person who was not permitted to work in the jurisdiction in which such Person was employed.

(c)In the three-year period prior to the date hereof, the Company has not effectuated a “plant closing” or “mass layoff” (as defined in the United States Worker Adjustment and Retraining Notification Act, or any similar Law) or taken any other action that would trigger notice or liability under any state, local or foreign plant closing notice Law.

(d)To the Knowledge of the Principals, in the last five (5) years, no allegations of sexual harassment have been made to the Company against any individual in his or her capacity as member, Principal or an employee of the Company.

(e)The Principals have no Knowledge that any officer or employee at the level of director or above, or any group of such employees, intends to terminate their employment with the Company, nor does the Company have a present intention to terminate the employment of any such individuals.

(f)The employment of each officer and employee of the Company is terminable at the will of the Company without any severance or other similar obligation incurred by the Company.

2.19Employee Benefit Plans.

(a)The Company does not (and has no obligation to) sponsor, maintain, contribute to, nor is the Company a party to, (i) any “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), (ii) transaction, change-in-control, or retention bonus plan, agreement, arrangement, program or policy or (iii) other material plan, agreement, arrangement, program, commitment or policy providing for compensation, benefits, consulting, employment, bonuses, severance, profit-sharing, employee loan, equity or equity-based compensation or other forms of incentive or deferred compensation, welfare or fringe benefits, life insurance, supplemental unemployment benefits or post-employment or retirement benefits (including retiree medical benefits), in each case, whether or not subject to ERISA, whether formal or informal, oral or written, that is sponsored, maintained, contributed to or required to be contributed to by the Company or with regard to which the Company has or may have any current or potential liability (collectively, “Employee Plans”), other than as set forth on Section 2.19(a) of the Company Disclosure Schedule.

(b)With respect to each Employee Plan, the Company has provided to Buyer or its counsel a true and complete copy, to the extent applicable, of: (i) each writing constituting a part of such Employee Plan and all amendments thereto, including, without limitation, all plan documents, trust agreements, and insurance contracts and other funding vehicles; (ii) the most recent annual report and accompanying schedule; (iii) the current summary plan description and any material modifications thereto; and (iv) the most recent determination or opinion letter received by the Company from the Internal Revenue Service regarding the tax-qualified status of such Employee Plan.

(c)Neither the Company, nor any ERISA Affiliate has or could reasonably be expected to have any liability in respect of any employee benefit plan subject to Title IV of ERISA.  None of the Employee Plans provide for, and none of the Employee Plans has incurred any material liability, individually or in the aggregate, in respect of, post-employment life or health insurance benefits or coverage for any current or former employee, consultant, independent contractor or director (or Person performing similar management functions) or any beneficiary thereof, except as may be required under Part 6 of the Subtitle B of Title I of ERISA, or similar state laws.  No Employee Plan is (i) subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code, (ii) a “multiemployer plan” as defined in Section 3(37) of ERISA, or (iii) a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA, and none of the Company, or any ERISA Affiliate has withdrawn at any time within the preceding six (6) years from any multiemployer plan, or incurred any withdrawal liability which remains unsatisfied, and no events have occurred and no circumstances exist that could reasonably be expected to result in any such liability to the Company.

(d)With respect to each Employee Plan that is intended to qualify under Section 401(a) of the Code, such plan has received a determination letter (or opinion letters in the case of any prototype plans) from the Internal Revenue Service that it is so qualified and nothing has occurred with respect to the operation of any such plan which could reasonably be expected to cause the loss of such qualification or exemption or the imposition of any material liability, penalty or tax under ERISA or the Code.  No stock or other securities issued by the Company forms or has formed any part of the assets of any Employee Plan that is intended to qualify under Section 401(a) of the Code.

(e)Each Employee Plan has been established, administered and funded in accordance with its terms, and in compliance in all material respects with the applicable provisions of ERISA, the Code and other applicable Laws.  There is not now, nor do any circumstances exist that could reasonably be expected to give rise to, any requirement for the posting of security with respect to an Employee Plan or the imposition of any lien on the assets of the Company under ERISA or the Code.  All premiums due or payable with respect to insurance policies funding any Employee Plan have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the Company Financial Statements.

(f)None of the Employee Plans provide retiree health or life insurance benefits except as may be required by Section 4980B of the Code and Section 601 of ERISA, any other applicable law or at the expense of the participant or the participant’s beneficiary.

(g)Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in combination with another event) (i) result in any payment becoming due, or increase the amount of any compensation or benefits due, to any current or former employee of the Company or with respect to any Employee Plan; (ii) increase any benefits otherwise payable under any Employee Plan; (iii) result in the acceleration of the time of payment or vesting of any such compensation or benefits; or (iv) to the Knowledge of the Principals, result in a non-exempt “prohibited transaction” within the meaning of Section 406 of ERISA or Section 4975 of the Code.  No person is entitled to receive any additional payment (including any tax gross-up or other payment) from the Company as a result of the imposition of the excise taxes required by Section 4999 of the Code or any taxes required by Section 409A of the Code.

(h)Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in combination with another event) result in the payment of any amount that would, individually or in combination with any other such payment, be an “excess parachute payment” within the meaning of Section 280G of the Code.

(i)No Employee Plan covers employees domiciled outside of the United States.

(j)Except as set forth on Section 2.19(k) of the Company Disclosure Schedule, (i) neither the Company nor any of its employees or directors (in their capacity as such) act as a fiduciary with respect to “plan assets” (within the meaning of Title I of ERISA) of any “employee benefit plan” (within the meaning of Section 3(3) of ERISA) subject to Title I of ERISA or Section 4975 of the Code (other than plans maintained for employees of the Company), and (ii) no assets of any of the Company’s funds are considered “plan assets” of any “employee benefit plan”.  To the extent the Company or any of its employees or directors (in their capacity as such) acts as a “fiduciary” with respect to “plan assets” of any “employee benefit plan” subject to Title I of ERISA or Section 4975 of the Code (other than plans maintained for employees of the Company), each of the Company and its employees and directors (in their capacity as such) has complied, and currently complies, in all material respects with the requirements of Title I of ERISA and Section 4975 of the Code with respect to such plan assets.

2.20Insurance

.  The Company maintains, and has at all times since January 1, 2019 maintained, insurance with respect to the Company and its properties and Business of the kinds and in the amounts not less than are customarily obtained by entities engaged in the same or similar business and similarly situated, including, without limitation, insurance against loss, damage, fire, theft and public liability.  Each of such policies is valid, binding and in full force and effect, and, to the Knowledge of the Principals, there is no default with respect to any such policy, nor has there been any failure to give any notice or present any claim under any such policy in a timely fashion or in the manner or detail required by the policy.

2.21Related Party Transactions

.  Except as set forth in Section 2.21 of the Company Disclosure Schedule, no partner, employee, manager, officer or director of the Company, any member of such Person’s immediate family or any Affiliate of such Person, or any entity in which any such Persons is a partner, employee, manager, officer or director, or in which any such Person has significant ownership interests or otherwise controls (each, a “Related Party”), is indebted to the Company, nor is the Company indebted (or committed to make loans or extend or guarantee credit) to any Related Party other than (a) for payment of salary for services rendered in the ordinary course of business, (b) reimbursement for reasonable expenses incurred on behalf of the Company in the ordinary course of business, and (c) for other standard employee benefits made generally available to all employees.  Except as set forth in Section 2.21 of the Company Disclosure Schedule, to the Principals’ Knowledge, no Related Party has any direct or indirect ownership interest in any firm or other Person with which the Company is affiliated or with which the Company has a business relationship, or any firm or other Person that competes with the Company, except that the Related Parties may have passive investments in publicly traded companies that may compete with the Company.  No Related Party or member of their immediate family is party to, or otherwise directly or indirectly interested in, any Contract with the Company.

2.22Brokers

.  Except as disclosed on Section 2.22 of the Company Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage, finder’s or investment banker’s fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any Seller.

2.23Client Accounts.

(a)Section 2.23(a) of the Company Disclosure Schedule sets forth a correct and complete list of each of the Client accounts as of the Base Date, and sets forth, (i) a unique account identifier for the applicable Client, (ii) the assets under management or assets under advisement for each Client account as of the Base Date, (iii) the contractual fee rate for each Client account as of the Base Date, and (iv) the annualized revenue for each Client account determined as of the Base Date and based on the information in clauses (ii) and (iii).

(b)Except as provided in Section 2.23(b) of the Company Disclosure Schedule, each Client Agreement, and any other Contracts or understandings relating to the rendering of Asset Management Services to a Client, has been performed in all material respects in accordance with the Investment Advisers Act, other applicable Law, and the terms of such Client Agreement.

(c)The Company does not act as investment adviser, sub-adviser, sponsor, general partner, managing member, principal underwriter, or distributor, or otherwise provide investment management or advisory services to any investment companies registered under the Investment Company Act or any collective investment vehicles that are exempt from registration under the Investment Company Act.

2.24Regulatory Matters.

(a)The Company is not (i) subject to any cease and desist, censure, or other order issued by, or party to any written agreement, consent agreement, memorandum of understanding or disciplinary agreement with, or (ii) a party to any commitment letter or similar undertaking to, or subject to any order by, or a recipient of any supervisory letter from, or has adopted any governing resolutions at the request of, any Governmental Authority, or been advised in writing since January 1, 2019, by any Governmental Authority that it is considering issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, letter, agreement or other action.

(b)Except for examinations as set forth on Section 2.24(b) of the Company Disclosure Schedule, since January 1, 2019, no Governmental Authority has initiated, or threatened in writing to initiate, any examination, proceeding, investigation or inquiry into the business or operations of the Company.  No Governmental Authority has informed the Company in writing that (i) any deficiencies or violations noted in a written report of examination (including any deficiency letter), inspection or investigation of the Company have not been resolved to the satisfaction of such Governmental Authority or (ii) it intends to take further action on any such matter.

(c)Neither the Company nor any Affiliate of the Company or any of their respective directors, officers, employees, owners, agents or Affiliates is, or has been at any time since January 1, 2019, required to be registered with the Commodity Futures Trading Commission as a “commodity pool operator” or a “commodity trading advisor” (each, as defined in the Commodity Exchange Act), nor required to be registered, licensed or qualified as a broker-dealer, transfer agent, bank, commodity broker-dealer, futures commission merchant, real estate broker, introducing broker, municipal advisor, insurance company or is required to be registered, licensed or qualified as a trust company.

(d)Each employee, supervised or associated person of the Company who is required to be registered or licensed as a registered representative, investment adviser representative, solicitor, insurance broker, insurance agent, producer or distributor, or manager or supervisor of the foregoing, with any Governmental Authority is, and at all times required by applicable Law has been, duly registered or licensed and such registration or license is in full force and effect, in each case except as would not reasonably be expected to be material to the Company.

(e)The Company is, and at all times required by applicable Law has been, duly registered with the SEC as an investment adviser under the Investment Advisers Act and is qualified and licensed as an investment adviser in each state and other jurisdiction in which it is required to be so registered.  No Affiliate of the Company is required to be registered as an investment adviser under the Investment Advisers Act or any applicable state Law.

(f)Except as would not be material to the Company, neither the Company nor its control persons, directors, officers, or employees (other than employees whose functions are solely clerical or ministerial) nor any other “associated person” (as defined in the Investment Advisers Act) of the Company have been, in connection with the performance of such Person’s duties or services, convicted of any crime or subject to any disqualification (including, but not limited to, pursuant to Section 203 of the Investment Advisers Act) that would be the basis for a denial, suspension, revocation, or limitation of the registration or activities of such Person or the Company as an investment adviser, nor to the Knowledge of the Principals is there a current investigation or action that is pending that would be reasonably likely to result in any such denial, suspension, revocation or limitation.  Neither the Company nor any Person associated with the Company in the manner specified in Rule 506(d) of Regulation D under the Securities Act of 1933, as amended (the “Securities Act”) is subject to any of the disqualifying events listed therein.

(g)Section 2.24(g) of the Company Disclosure Schedule sets forth each order, no-action letter or similar authorization issued to or relied upon by the Company, necessary for the operation of its business as conducted on the date of this Agreement.  The Company has complied with all representations, terms and conditions of such no-action letters or orders (if any) necessary to rely on the relief granted thereby.

(h)The Company has made available to the Buyer a copy (current as of the date of this Agreement) of the Form ADV, Parts 1A, 2A, 2B and 3, as filed with the SEC (or, with respect to Part 2B, as maintained by the Company) of the Company.  As of the date of each filing, amendment or delivery, as applicable, each part of such Form ADV was accurate and correct and complied in all material respects with applicable Law.  Since January 1, 2019, the Company has not received any written notice from any Governmental Authority alleging any matters that would, or would reasonably be expected to, give rise to an affirmative answer to any of the questions in Item 11 of Part 1 or Item 9 of Part 2A of the Company’s Form ADV.

(i)At all times since January 1, 2019, the Company has filed on a timely basis Form ADV and all other required regulatory reports, schedules, forms, registrations and other documents, in each case that are material to the Company, together with any amendments required to be made with respect thereto with the SEC and all other applicable Governmental Authorities, and has paid all fees and assessments due and payable in connection therewith.

(j)The Company has adopted, and has maintained at all times required by applicable Law, (i) a written code of ethics, as required by Rule 204A-1 under the Investment

Advisers Act, (ii) a written policy regarding insider trading and the protection of material non-public information, (iii) policies and procedures with respect to the protection of non-public personal information about customers, Clients and other third parties designed to assure compliance with applicable Law, (iv) a proxy voting policy as required by Rule 206(4)-6 under the Investment Advisers Act, (v) anti-money laundering and customer identification programs in compliance with applicable Law, (vi) policies and procedures with respect to business continuity plans in the event of business disruptions, (vii) policies and procedures for the allocation of investments purchased for its clients, and (viii) all other policies and procedures pursuant to Rule 206(4)-7 under the Investment Advisers Act (all of the foregoing policies and procedures collectively “Adviser Compliance Policies”) and has designated and approved a chief compliance officer.  There have been no material violations or written allegations of violations of the Adviser Compliance Policies since January 1, 2019.  True and correct copies of the Adviser Compliance Policies have been made available to the Buyer.

(k)The Company has not, and to the Principals’ Knowledge, no director, trustee, officer or employee of the Company has, since January 1, 2019, used any funds for campaign contributions that would cause the Company to be in violation of Rule 206(4)-5 under the Investment Advisers Act or has otherwise made any contributions or engaged in any activity that would subject, or has subjected, the Company to the prohibition on receiving compensation under Rule 206(4)-5(a)(1).  None of the Clients is a government entity, as such term is defined in Rule 206(4)-5(f)(5).

(l)At all times since January 1, 2019, all performance records of the Company, or composites of performance records of multiple Clients (“Performance Records”) provided, presented or made available by or on behalf of the Company to any Client or prospective investment advisory client, complies in all material respects with applicable Law.  The Company exclusively owns and has legal and enforceable right to use such Performance Records.  The investment management performance composites maintained by the Company and listed on Schedule 2.24(l) of the Company Disclosure Schedule (the “Composites”) are correct and complete in all material respects in accordance with the Global Investment Performance Standards (“GIPS”) and have undergone verification completed by ACA Group, an independent third party in compliance with the Guidance Statement on Verifier Independence, for the past three (3) years, and such verification has been provided to the Buyer prior to the date of this Agreement.  The Company maintains all documentation necessary to form the basis for, demonstrate or recreate the calculation of the performance or rate of return of all portfolios that the Company includes in any Performance Record or Composite (current and historical performance results) as required by GIPS to support the Company’s claim of GIPS compliance and as required by the Investment Advisers Act, rules and regulations thereunder and applicable “no-action” letters.  Any investment performance earned at a firm other than the Company and presented by the Company is in material compliance with the Investment Advisers Act and GIPS investment performance portability requirements, and the Company maintains all documentation necessary to form the basis for, demonstrate or recreate the calculation of the performance or rate of return of such performance presentation and appropriate disclosure relating to the source of the results is provided.  No material published, circulated or distributed by or on behalf of the Company to any Client or prospective client since January 1, 2019 was materially inconsistent with the requirements of the securities Laws.

(m)Each Client that is (i) an employee benefit plan, as defined in Section 3(3) of ERISA that is subject to Title I of ERISA, (ii) a person acting on behalf of such a plan or (iii) an entity whose assets include the assets of such a plan, within the meaning of ERISA and applicable regulations (an “ERISA Client”) has been managed by the Company such that the Company in the exercise of such management is in compliance in all material respects with the applicable requirements of ERISA.  Section 2.24(m) of the Company Disclosure Schedule identifies each ERISA Client.

2.25Data Protection; Privacy.

(a)The Company (i) is in compliance in all material respects with all applicable Laws and requirements under Contracts pertaining to data protection and information privacy, security and disclosure and at all times since January 1, 2019 has been in compliance in all material respects with all privacy policies by which it has adopted or is otherwise bound, (ii) uses commercially reasonable efforts to protect the secrecy of data and non-public information that it collects, stores, uses or maintains (or a third Person collects, stores, uses or maintains on its behalf) and to prevent unauthorized access, use or disclosure to or of such data or non-public information by any other Person, and (iii) has not, to the Knowledge of the Principals, since January 1, 2019, had, nor to the Knowledge of the Principals has any third Person working on behalf of the Company had, a breach of security or an incident of unauthorized access, disclosure, use, destruction or loss of any data or non-public information that the Company collects, stores, uses or maintains (or a third Person collects, stores, uses or maintains on their behalf).

(b)There is no Action pending, and since January 1, 2019 has not been any Action pending, against the Company by any private party or any Governmental Authority with respect to the collection, use, retention, disclosure, transfer, storage or disposal of (i) information and data concerning an identified or identifiable natural Person that could reasonably identify a natural Person, including any information specifically defined or identified in any Company privacy policy as “Personal information,” “Personally identifiable information,” or “PII” (including information in any form, including paper, electronic and other forms or mediums), or (ii) data collected from an IP address, web beacon, pixel gig, ad tag, cookie, local storage, software, or by any other means, or from a particular computer, web browser, mobile telephone, or other device or application, where such data is or may be used to identify or contact an individual or device or application, to predict or infer the preferences, interests, or other characteristics of the device or of a user of such device or application, or to target advertisements or other content to a device or application, or to a user of such device or application, in each case, solely to the extent required to be protected by applicable Law (collectively, “Private Information”).  The Company has at all times since January 1, 2019 taken such steps as are reasonably necessary (including implementing and monitoring compliance with adequate measures with respect to technical and physical security) and maintains policies and procedures reasonably designed to protect Private Information against loss and against unauthorized access, use, modification, disclosure or other misuse that are consistent with applicable Law.  To the Knowledge of the Principals, since January 1, 2019, there has been no material unauthorized access to, disclosure of and/or other misuse of any Private Information nor has there been any material breach in security of any of the information systems used to store or otherwise process any Private Information.

2.26Money Laundering Laws

.  The operations of the Company are, and have been since January 1, 2019, conducted in material compliance with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act), and the rules and regulations thereunder, the money laundering statutes of all applicable jurisdictions, and the rules and regulations thereunder and any related or similar rules, regulations or guidelines issued, administered or enforced by any Governmental Authority (collectively, the “Money Laundering Laws”); and no Action by or before any Governmental Authority involving the Company with respect to the Money Laundering Laws is pending or has been threatened in writing.

2.27Foreign Corrupt Practices Act

.  None of the Company or any partner, director, officer, employee or Affiliate of the Company or, to the Knowledge of the Principals, any agent or other Person acting on behalf of any such Persons, is aware of or has taken any action since January 1, 2019, directly or indirectly, that would result in a material violation by such Persons of the Foreign Corrupt Practices Act of 1977 and the rules and regulations thereunder (“FCPA”), the UK Bribery Act 2010 or any other applicable anti-corruption Laws, including making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, and the Company has during the past three (3) years conducted its businesses in compliance in all material respects with the FCPA and any other applicable anti-corruption Laws and have instituted and maintained policies and procedures designed to ensure compliance therewith.

2.28OFAC

.  Neither the Company, nor any trustee, director, officer, Affiliate, or employee or, to the Knowledge of the Principals, any agent or other Person acting on behalf of any such Person, nor any client to which the Company provides investment advisory or investment management services or other related services, is a Person that is: (a) the subject of any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”); or (b) located, organized or resident in a country or territory that is the subject of any U.S. sanctions administered by OFAC.  The Company has not, since January 1, 2019, knowingly engaged in any dealings or transactions with any Person or in any country or territory that, at the time of the dealing or transaction, was/is subject to any U.S. sanctions administered by OFAC.

3.Representations and Warranties Regarding Sellers

.  Each Seller hereby represents and warrants to the Buyer, severally but not jointly, that, except as set forth on a schedule of exceptions attached hereto as Schedule B specifically identifying the relevant Section hereof (the “Seller Disclosure Schedule”), which exceptions shall be deemed to be representations and warranties as if made hereunder, the following statements are true and correct:

3.1Capitalization.

(a)Ownership of the Units as of the date hereof is as set forth on Section 3.1(a)(i) of the Seller Disclosure Schedule and following the Restructuring will be as set forth on Section 3.1(a)(ii) of the Seller Disclosure Schedule, which schedule shall include the number of issued and outstanding Class A Interests and Class B Units, the ownership percentage interest in the Company represented by such Class A Interests and Class B Units (and, following the Restructuring, represented by the equity interests issued to Newco) and the record owners thereof.  The Units comprise all of the issued and outstanding equity interests of the Company as of the date hereof, and the equity interests issued to Newco in the Restructuring will comprise all of the issued and outstanding equity interests of the Company following the Restructuring.  The Units have been duly and validly authorized and issued, and are fully paid and nonassessable, and were issued in compliance with Law, including in accordance with the registration or qualification provisions of the Securities Act, and any relevant state securities laws, or pursuant to valid exemptions therefrom.  No Units were issued in violation of any Contract or any preemptive or similar rights of any Person.  The equity interests issued to Newco in the Restructuring will be duly and validly authorized and issued, fully paid and nonassessable, and issued in compliance with Law, including in accordance with the registration or qualification provisions of the Securities Act, and any relevant state securities laws, or pursuant to valid exemptions therefrom.  No equity interests issued to Newco in the Restructuring will be issued in violation of any Contract or any preemptive or similar rights of any Person.

(b)Except as set forth on Section 3.1(b) of the Seller Disclosure Schedule, there are no issued or outstanding (i) options, warrants, rights (including conversion or preemptive rights) or other securities of the Company convertible into or exchangeable or exercisable for equity interests of the Company, (ii) Contracts for the purchase or acquisition of any equity interest in the Company or obligations of the Company to issue any equity interests or securities convertible into or exchangeable or exercisable for equity interests, or (iii) restricted securities, appreciation rights, performance securities, contingent value rights, “phantom” securities or any similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value of price of any equity interests of the Company.

(c)Section 3.1(c) of the Seller Disclosure Schedule lists any agreements or understandings affecting or relating to the voting or giving of written consents with respect to any security of the Company.  Except as set forth on Section 3.1(c) of the Seller Disclosure Schedule, the Company is not party to any right of first refusal, right of first offer, proxy, voting agreement, voting trust, registration rights agreement or members agreement with respect to the purchase, repurchase, sale or voting of any security of the Company.

(d)No equity plan, equity purchase, equity option or other agreement or understanding between the Company and any holder of any securities or rights exercisable or convertible for securities provides for acceleration or other changes in the vesting provisions or other terms of such agreement or understanding as the result of the occurrence of any event.

(e)Kudu represents and warrants that upon its receipt of the Kudu Redemption Amount, Kudu shall have no further rights under the Operating Agreement or otherwise with respect to the Class B Units.

(f)Except as set forth on Section 3.1(f) of the Seller Disclosure Schedule or as contemplated by the Restructuring, no equity interests of the Company have been redeemed, repurchased, reclassified or otherwise acquired by the Company or any other Person since January 1, 2016.

(g)Each Member Services Agreement (as defined in the Operating Agreement) between the Company, on the one hand, and a Principal, on the other hand, will terminate automatically and be of no further force or effect upon the Closing of the transactions contemplated hereby, and the Company will have no further obligations or liabilities under such Member Services Agreements.

3.2Authorization

.  Each Seller has full power and authority to enter into this Agreement and the documents to be delivered hereunder, to carry out its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby.  All action on the part of the Sellers necessary for the authorization, execution and delivery of this Agreement and the documents to be delivered hereunder, the performance of all obligations of the Sellers hereunder and thereunder, and the authorization, issuance (or reservation for issuance), sale and delivery of the Buyer Units being issued by the Company, has been taken or will be taken prior to the Closing, and this Agreement constitutes a valid and legally binding obligation of the Sellers, enforceable in accordance with its terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors’ rights generally and (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

3.3Litigation

.  There is no Action pending or threatened in writing against the Sellers that questions the validity of this Agreement, or the right of the Sellers to enter into such agreement, or to consummate the transactions contemplated hereby, or that is reasonably likely to result, either individually or in the aggregate, in a Material Adverse Effect.  No Seller is a party or subject to the provisions of any Order.

4.Representations and Warranties of the Buyer

.  The Buyer hereby represents and warrants to the Sellers that the following statements are true and correct:

4.1Organization, Good Standing and Qualification

.  The Buyer is a corporation duly organized, validly existing and in good standing under the laws of the state of Delaware.  The Buyer has all requisite corporate power and authority to carry on its business as now conducted and as proposed to be conducted.  The Buyer is duly registered to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

4.2Authorization

.  The Buyer has all requisite corporate power and authority to enter into this Agreement and the documents to be delivered hereunder to which it is or will be a party, to carry out its obligations hereunder and to consummate the transactions contemplated hereby.  This Agreement constitutes its valid and legally binding obligation, enforceable in accordance with its terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally and (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

4.3Purchase Entirely for Own Account

.  The Buyer Units to be received by the Buyer will be acquired for investment for the Buyer’s own account, not as a nominee or agent, and not with a view to the distribution of any part thereof, and the Buyer has no present intention of selling, granting any participation in, or otherwise distributing the same.  By executing this Agreement, the Buyer further represents that the Buyer does not have any contract, undertaking, agreement or arrangement with any Person to sell, transfer or grant participations to such Person or to any third person, with respect to any of the Buyer Units.

4.4Disclosure of Information

.  The Buyer further represents that it has had an opportunity to ask questions and receive answers from the Company and the Sellers regarding the terms and conditions of the offering of the Buyer Units and the business, properties, prospects and financial condition of the Company.

4.5Investment Experience

.  The Buyer acknowledges that it is able to fend for itself, can bear the economic risk of its investment, and, either alone or with its representative(s), has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment in the Buyer Units.  The Buyer also represents it has not been organized for the purpose of acquiring the Buyer Units.

4.6Accredited Buyer

.  The Buyer is an “accredited investor” within the meaning of SEC Rule 501 of Regulation D, as presently in effect.

4.7No “Bad Actor” Disqualification Events

.  Neither the Buyer nor any of its directors, executive officers, or other officers that may serve as a director or officer of any company in which it invests, general partners or managing members is subject to any of the “bad actor” disqualifications described in Rule 506(d)(1)(i) to (viii) under the Securities Act (“Disqualification Events”), except for Disqualification Events covered by Rule 506(d)(2)(ii) or (iii) under the Securities Act and disclosed in writing in reasonable detail to the Sellers.

4.8Financing

.

(a)As of the date of this Agreement, the Buyer has provided to the Company true, correct and complete copies, dated as of the date of this Agreement, of the Debt Commitment Letter from the Debt Financing Sources party thereto, pursuant to which such Debt Financing Sources have committed to provide, subject only to the terms and conditions therein, the debt financing in the amounts set forth therein (the debt financing contemplated by the Debt Commitment Letter being referred to as the “Debt Financing”).  As of the date of this Agreement, there are no other side letters or agreements to which the Buyer is a party relating to the Debt Financing other than as expressly set forth in the Debt Commitment Letter.  As of the date of this Agreement, (A) the Debt Commitment Letter (i) has not been amended, supplemented, terminated, rescinded or modified (and no waiver of any provision thereof has been granted) and, to the knowledge of the Buyer, no such amendment, supplement, termination, rescission or modification is contemplated (other than to add lenders, lead arrangers, bookrunners, syndication agents or other entities who had not executed the Debt Commitment Letter as of the date of this Agreement), and (ii) is a legal, valid and binding obligation of the Buyer and, to the knowledge of the Buyer, the Debt Financing Sources party thereto, is in full force and effect, and is enforceable in accordance with the terms thereof against the Buyer and, to the knowledge of the Buyer, the Debt Financing Sources party thereto, except, in each case, (x) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors’ rights generally and (y) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies, and (B) no event has occurred which would reasonably be expected to result in any breach of or constitute a default under (or an event which with notice or lapse of time or both would result in any breach of or constitute a default under) or reasonably be expected to result in a failure to satisfy a condition precedent, or would reasonably be expected to permit any Debt Financing Source party to the Debt Commitment Letter to terminate the Debt Commitment Letter or to not make the initial funding thereunder in an amount sufficient, when taken together with other sources of funds available to the Buyer, to pay the Required Amount.  As of the date of this Agreement, assuming the conditions set forth in Section 6.1 have been satisfied (other than those conditions that by their terms are to be satisfied at the Closing, but subject to such conditions being able to be satisfied) or waived by the Closing, the Buyer does not have any reason to believe that any of the conditions to the Debt Financing will not be satisfied or that (subject to the satisfaction of such conditions) the full amount of the Debt Financing contemplated by the Debt Commitment Letter to be funded on the Closing Date will not be available to the Buyer on the Closing Date.

(b)Assuming the Debt Financing is funded in accordance with the Debt Commitment Letter, the Buyer will have on the Closing Date funds sufficient to pay the aggregate consideration required to be paid by the Buyer on the Closing Date (such amount, the “Required Amount”).

(c)As of the date of this Agreement, the Debt Commitment Letter (i) contains all of the conditions precedent to the obligation of the Debt Financing Sources party thereto to fund the full amount of the Debt Financing on the terms set forth therein and (ii) does not contain any contingencies that would permit any Debt Financing Source party thereto to reduce, or rescind its obligation to provide, the full amount of the Debt Financing.  As of the date of this Agreement, the obligations and commitments contained in the Debt Commitment Letter have not been withdrawn or rescinded in any respect.  The Buyer has fully paid, or caused to be fully paid, any and all commitment fees or other fees to the extent required to be paid on or prior to the date hereof in connection with the Debt Financing.

(d)The Buyer acknowledges and agrees that it is not a condition to the Closing or to any of the other obligations under this Agreement that the Buyer obtain financing (including, for the avoidance of doubt, the Debt Financing) for or relating to the transactions contemplated hereby.

5.Covenants and Agreements.

5.1Ordinary Course of Business

.  From the date hereof until the Closing, the Company shall, and the Principals shall cause the Company to, operate in the ordinary course of business in all material respects and preserve intact its operations (including its relationships with clients, customers, suppliers, business partners and Governmental Authorities), organization, assets, rights, franchises and goodwill, and keep available the services of its officers and employees.  For avoidance of doubt, except as explicitly contemplated herein, nothing in this Agreement shall prevent the Company from making cash distributions to the Sellers between the date hereof until the Closing.  Without limiting the generality of the foregoing, from the date hereof until the Closing, except as set forth on Schedule 5.1 hereto, the Company shall not, and the Principals shall cause the Company not to:

(a)modify or amend the organizational documents of the Company, including the Operating Agreement;

(b)issue, deliver, sell, or authorize the issuance, delivery or sale of, any equity interests of the Company;

(c)split, combine, redeem, repurchase, or reclassify, or purchase or otherwise acquire any equity interests of the Company (including any Units);

(d)declare or pay any dividend or make any distribution in respect of any equity interests of the Company (other than cash distributions to the Sellers);

(e)incur Indebtedness for borrowed money (other than amounts that will be paid in full at Closing) or forgive any Indebtedness;

(f)enter into any Contract that contains restrictive covenants that restrict the activities of the Company or the Buyer or any of its Affiliates following the Closing, including provisions that purport to limit, curtail or restrict the kinds of businesses which the Company or its Affiliates may conduct, or the Persons with whom the Company or its Affiliates can compete, or the Persons that the Company or its Affiliates may solicit as employees or clients;

(g)acquire (whether by merger, consolidation, acquisition of stock or assets or otherwise) any equity interests or any material assets of any Person;

(h)sell, lease, license, assign, transfer or divest any material assets, properties or rights of the Company, including rights relating to Intellectual Property;

(i)adopt a plan or agreement of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other material reorganization of the Company;

(j)other than as required by an Employee Plan set forth on Section 2.17(a) of the Company Disclosure Schedule, (i) increase the compensation or benefits of any employee or other individual service provider of the Company, (ii) accelerate the vesting or payment of any compensation or benefits of any employee or other individual service provider of the Company, (iii) enter into, amend or terminate any Employee Plan (or any plan, program, agreement or arrangement that would be an Employee Plan if in effect on the date hereof) or grant, amend or terminate any awards thereunder, (iv) fund any payments or benefits that are payable or to be provided under any Employee Plan other than as required by such Employee Plan (which has been provided to Buyer prior to the date hereof), (v) terminate without “cause” any employee or other individual service provider of the Company, (vi) hire or engage any new employee or other individual service provider of the Company with total annual compensation in excess of $50,000, (vii) make any loan to any present or former employee or other individual service provider of the Company (other than advancement of expenses in the ordinary course of business consistent with past practices), or (viii) enter, amend or terminate into any collective bargaining agreement or other agreement with a labor union or labor organization;

(k)(i) make, change or revoke any material tax election, (ii) settle or compromise any Tax liability, (iii) fail to pay material Taxes that were due and payable (including estimated Tax payments), (iv) change an annual accounting period or change (or make a request to any Governmental Authority to change) any aspect of its method of accounting for tax purposes, (v) prepare or file any material Tax Returns in a manner which is inconsistent with past practices (unless otherwise required by applicable Law), (vi) consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment, (vii) file any amended Tax Return, (viii) file or surrender a claim for any refund of Taxes, (ix) enter into any sharing, closing, or similar agreement in respect of any Taxes, or (x) obtain or request any ruling with respect to Taxes;

(l)change (A) any accounting methods, principles or practices except as required by GAAP or as disclosed in the notes to any of the Company Financial Statements or (B) any credit, collection, cash management or payment policies, procedures or practices (including the timing of collection of receivables and payment of payables and other current liabilities);

(m)voluntarily and unreasonably divest itself of management of any client (provided, that prior to taking any such action, the Principals shall consult in good faith with Buyer);

(n)change its fiscal year;

(o)make advances or capital contributions to, or investments in, any other Person;

(p)amend materially, transfer, renew, terminate, waive any material rights under or cancel any Material Contract, or enter into any new agreement that would have been a Material Contract had it been in effect as of the date hereof, in each case, other than in the ordinary course of business;

(q)commence or settle any material Action against or involving the Company;

(r)expend, or commit to expend, funds for capital expenditures of more than $100,000 in the aggregate;

(s)enter into a new line of business;

(t)create a new Subsidiary of the Company; or

(u)authorize, agree, resolve or consent to any of the foregoing.

5.2Government Approvals

.  From the date hereof until the Closing, the Company shall, and the Principals shall cause the Company to, cooperate with Buyer to make, in the most expeditious manner practicable, all filings and applications with and to, and obtain all licenses, permits, consents, approvals, authorizations, qualifications and orders of, applicable Governmental Authorities necessary to consummate the transactions contemplated by this Agreement.  In furtherance of the foregoing, Buyer agrees to provide such assurances as to financial capability, resources and creditworthiness as may be reasonably requested by any Governmental Authority or other Person whose consent or approval is required hereunder.  Buyer shall have sole responsibility for the filing fees associated with all filings required under the HSR Act.

5.3Third-Party Approvals

.  Without limiting the obligations set forth in Section 5.2, the Company shall, and the Principals shall cause the Company to, and the Buyer shall, each use commercially reasonable efforts to (a) give all additional notices to third parties that are reasonably required to be given by it in connection with the transactions contemplated hereby including those set forth in Section 1.1(c), and (b) take other action reasonably required to be taken by it under any authorization, lease, note, mortgage, indenture, agreement or other instrument or any law, rule, regulation, demand or court or administrative order in connection with the transactions contemplated by this Agreement.

5.4Further Assurances

.  Each party agrees to cooperate with each other party and their respective officers, employees, attorneys, accountants and other agents, and, generally, do such other acts and things in good faith as may be reasonable or appropriate to timely effectuate the intents and purposes of this Agreement and the consummation of the transactions contemplated hereby, including, but not limited to, the taking of any action to assist the other parties hereto in complying with the terms of Sections 5.2 and 5.3.  The Principals shall use reasonable best efforts to cause each of the conditions specified in Section 6 to be satisfied as promptly as practicable, and Kudu shall use reasonable best efforts to cause each of the conditions specified in Section 6 that relate to Kudu to be satisfied as promptly as practicable.  The Buyer shall use reasonable best efforts to cause each of the conditions specified in Section 7 to be satisfied as promptly as practicable.

5.5Notices of Certain Events

.  From the date hereof through the Closing Date, the Sellers, on the one hand, and Buyer, on the other hand, shall promptly notify the other and keep it advised as to: (i) any pending or threatened claim that challenges or seeks to restrain or enjoin the consummation of any of the transactions contemplated hereby; (ii) the commencement of (or scheduling of) any audit or examination with respect to the Company by any Governmental Authority; (iii) it failing to comply with or satisfy in any material respect any covenant or agreement to be complied with or satisfied by it under this Agreement; (iv) the occurrence of any event that would or would reasonably be expected to result in, individually or in the aggregate, any of the conditions set forth in Sections 5 or 6 not being capable of being fulfilled; (v) any written notice received by such party from a Governmental Authority or third party claiming a consent right with respect to the transactions contemplated by this Agreement or seeking to restrain or prohibit the transactions contemplated by this Agreement; or (vi) the commencement of any Order against such party or its affiliates that would adversely affect the ability of such party or its affiliates to consummate the transactions contemplated by this Agreement.

5.6Tax Matters.

(a)The Principals shall, subject to the Buyer’s review and comment (which shall not be unreasonably delayed), prepare and timely file, or cause to be prepared and timely filed, all Pass-Through Tax Returns of the Company for Pre-Closing Tax Periods required to be filed after the Closing Date.  The Sellers shall timely pay all Taxes shown thereon that are due and payable by the Company.  To the extent permitted by applicable Laws (determined at a “more likely than not” standard), Newco shall be entitled to a deduction, a reduction in the amount realized or other tax benefit with respect to the Transaction Expenses and any other transactions contemplated hereby as long as such deduction, reduction in the amount realized or other Tax benefit is probably allocable to a Pre-Closing Tax Period.

(b)Except as set forth in Section 5.6(a), the Buyer shall control and be responsible for the filing of all Tax Returns filed with respect to the Company after the Closing Date.

(c)Notwithstanding anything to the contrary contained in this Agreement, any franchise Tax shall be allocated to the period during which the income, operations, assets, or capital comprising the base of such Tax is measured, regardless of whether the right to do business for another period is obtained by the payment of such franchise Tax.  In the case of any Tax that is payable with respect to any Straddle Period, the portion of any such Tax that is attributable to the portion of the period ending on the Closing Date shall: (i) in the case of Taxes that are either (A) based upon or related to income or receipts or (B) imposed in connection with any sale or other transfer or assignment of property (real or personal, tangible or intangible), be deemed to be equal to the amount that would be payable if the taxable period of the Company (and each partnership in which the Company is a partner) ended with (and included) the Closing Date; provided, however, that any exemption, allowance, or deduction that is calculated on an annual basis (including any depreciation or amortization deduction) shall be allocated between the period ending on and including the Closing Date and the period beginning after the Closing Date in proportion to the number of days in each period; and (ii) in the case of any Tax that is imposed on a periodic basis with respect to the Company and is not described in clause (i)(A) or clause (i)(B) above, be deemed to be an amount equal to the product of the amount of such Tax for the entire Straddle Period (or, in the case of any such Tax determined on an arrears basis, the amount of such Tax for the immediately preceding period), multiplied by a fraction, the numerator of which is the number of calendar days in the portion of the period ending on and including the Closing Date, and the denominator of which is the number of calendar days in the entire period.  Newco shall timely pay all Taxes due and payable that are allocated pursuant to this Section 5.6(c) to the portion of the Straddle Period ending on or prior to the Closing Date.

(d)The Buyer and the Sellers shall cooperate fully with each other in connection with the preparation of any Tax Return of, and with any audit examination or Action relating to any liability for Taxes imposed on the Company, including furnishing or making available during normal business hours records, personnel (as reasonably required), books of account, powers of attorney, or other materials reasonably necessary or useful for the preparation of any such Tax Return, the conduct of any audit examination, or the defense of any claim by any Governmental Authority relating to the imposition of any Tax on the Company; provided, however, that nothing in this Section 5.6(c) shall require Buyer to provide any Seller with any consolidated, combined, unitary or other Tax Return of the Buyer.  With respect to any audit or Action governed by the Partnership Tax Audit Rules, the parties agree that the Company shall make the election under Section 6226 of the Code with respect to any Pre-Closing Tax Period.

(e)Except as required by Law, the Buyer shall not amend, or cause the Company to amend, any Tax Return relating to a Pre-Closing Tax Period or extend the statute of limitations with respect to any Tax Returns of the Company relating to a Pre-Closing Tax Period, in each case without the prior written consent of Seller Representative (which shall not be unreasonably withheld, conditioned, or delayed).  If the Buyer or Seller Representative believes it is required by Law to so amend or extend, the Buyer shall notify Seller Representative, in writing, and provide Seller Representative with all reasonably requested information regarding such amendment or extension.

(f)Following the Closing, Seller Representative (on behalf of the Sellers) shall be permitted to amend any Tax Return that relates solely to a Pre-Closing Tax Period (provided, that the Sellers indemnify the Buyer or the Company for any resulting tax payments becoming due, pursuant to Section 8), and the Buyer shall reasonably cooperate with or cause the Company to reasonably cooperate with Seller Representative in doing so.

(g)The Sellers will be entitled to any cash refunds of Taxes (including any interest paid thereon by a Governmental Authority), or credits in lieu of such refunds that are received (or utilized to offset Taxes otherwise payable) by the Buyer or the Company following the Closing, in either case, that are in respect of Tax Returns of the Company or the Sellers for Pre-Closing Tax Periods.  Following the Closing, the Buyer shall, and shall cause the Company to, use commercially reasonable efforts to pay to the Sellers an amount equal to any such refund or credit (net of all reasonable out-of-pocket expenses incurred by the Buyer in obtaining such refund or credit) promptly after the actual receipt of such refund or utilization of such credit to offset Taxes otherwise payable.

(h)The parties agree, and will cooperate with each other, to comply with the filing of any tax related bulk sales notifications required in each jurisdiction in which it is obliged to do so prior to the due date of such filing before the Closing.  The parties further agree that the Buyer will comply with any directives from any Governmental Authority in response to such filing, and any amounts ordered to be withheld shall be deemed to have been paid to the Sellers in satisfaction of the Buyer’s obligation to pay the Purchase Price.

(i)The Buyer and the Sellers agree that the Purchase Price shall be allocated among the assets of the Company in accordance with Section 1060 of the Code and the Treasury Regulations thereunder and the principles set forth on the “Purchase Price Allocation Schedule”.  No later than forty-five (45) days after the determination of the Purchase Price pursuant to Section 1.4, the Buyer shall deliver to Seller Representative an allocation of the Purchase Price among the assets of the Company as of the Closing Date (the “Draft Purchase Price Allocation”), together with detailed supporting calculations and such other materials with respect thereto as Seller Representative shall reasonably request.  If Seller Representative does not object to the Draft Purchase Price Allocation within thirty (30) days of receipt thereof, then the Draft Purchase Price Allocation shall become final and binding on the parties hereto and shall be referred to herein as the “Purchase Price Allocation.”  Any objection to the Draft Purchase Price Allocation shall be made by Seller Representative in writing to the Buyer and shall set forth the basis for such objection in reasonable detail.  If Seller Representative objects to the Draft Purchase Price Allocation, then the Buyer and Seller Representative shall negotiate in good faith to resolve promptly any such objection.  If the Buyer and Seller Representative do not obtain a final resolution within fifteen (15) days after the Buyer has received the statement of objections, then the Buyer and Seller Representative shall submit the disputed items to the Independent Accountant for resolution.  The Independent Accountant shall deliver as promptly as practicable and in any event within thirty (30) days after its appointment a written award resolving the disputed items.

The Draft Purchase Price Allocation, as amended to reflect any agreement among the Buyer and Seller Representative and the resolution of any disputed items by the Independent Accountant, shall be referred to herein as the “Purchase Price Allocation.”  The Buyer and Seller Representative shall report the allocation of the Purchase Price among the assets of the Company in a manner consistent with the Purchase Price Allocation and no party shall take any position that is inconsistent therewith.  The Buyer and Seller Representative shall cooperate in good faith to update the Purchase Price Allocation to account for any adjustments to the Purchase Price (or other relevant amounts) that may occur after the Closing Date.

(j)All state and local transfer, sales, excise, value-added, stamp and use or other similar taxes applicable to, or imposed upon, the transfer of the Buyer Units (collectively, “Transfer Taxes”) shall be borne 50% by the Buyer and 50% by the Sellers.  Tax Returns with respect to Transfer Taxes shall be filed by the Person against whom such Transfer Taxes are assessed under applicable Law.

(k)Any payments under this Agreement shall be treated by all parties as adjustments to the Purchase Price (including for tax purposes), unless otherwise required by applicable Law.

5.7Employee Matters.

(a)Subject to any limitations or requirements imposed by Law and except as otherwise agreed in writing between Buyer and an individual employee, for the twelve (12) months immediately following the Closing Date, Buyer shall, and shall cause its Affiliates to, provide to those individuals who were employed by the Company immediately prior to the Closing Date (the “Company Employees”), (i) base salary or hourly wage rates that, on an individual-by-individual basis, are no less favorable than those provided to such Company Employee immediately prior to the Closing Date, (ii) total cash incentive compensation opportunities that, on an individual-by-individual basis, are no less favorable than the total cash incentive compensation opportunities available to Company Employees immediately prior to the Closing Date (provided, that Buyer and its Affiliates shall be permitted to provide such incentive compensation opportunities pursuant to the incentive compensation programs maintained by Buyer and its Affiliates), and (iii) employee benefits (other than equity or equity-based compensation, change in control bonuses, deferred compensation arrangements, retiree health and welfare benefits or defined benefit pension plans but including, for the sake of clarity, severance) that are substantially comparable in the aggregate to the employee benefits provided to substantially similar employees of Buyer or its Affiliates.  Buyer and the Company will assume, be responsible for and timely pay, any obligations associated with benefits arising under COBRA, including any pre-Closing qualifying events under COBRA.

(b)Following the Closing, Buyer shall, or shall cause its Affiliates to, cause any employee benefit plans covering any of the Company Employees following the Closing Date (collectively, the “Post-Closing Plans”) to, except to the extent such service credit would result in a duplication of benefits for the same period of service, (i) recognize the service of each Company Employee with the Company or its Affiliates prior to the Closing Date for purposes of eligibility to participate, vesting, satisfaction of any waiting periods, evidence of insurability requirements, or the application of any pre-existing condition limitations (other than benefit accrual under any defined benefit pension plan or retiree health or welfare plan), except to the extent that such service was not recognized under the corresponding Employee Plan immediately prior to the Closing, (ii) with respect to any medical plan, waive all limitations as to preexisting conditions and exclusions with respect to participation and coverage requirements applicable to Company Employees and their dependents, to the extent such limitations were waived or met under the corresponding Employee Plan immediately prior to the Closing and (iii) with respect to any medical plan, waive any waiting period limitation or evidence of insurability requirement that would otherwise be applicable to Company Employees or their dependents following the Closing, to the extent such limitations or requirements were waived or met under the corresponding Employee Plan immediately prior to the Closing.  Following the Closing, Buyer shall, or shall cause the Company or its Affiliates to, credit the Company Employees and their dependents under the applicable Post-Closing Plan that is a health plan for amounts paid prior to the Closing Date during the plan year in which the Closing Date occurs under a corresponding plan during the same period for purposes of applying deductibles, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of such Post-Closing Plan.  Following the Closing, Buyer shall, or shall cause the Company and its Affiliates to, cause each Company Employee to be eligible to receive under the Post-Closing Plans such periods of vacation leave, sick leave, personal days, holidays and other similar periods of leave as were accrued and available to the Company Employee from Seller or the Company or its Affiliates immediately prior to the Closing, if applicable, to the extent that such periods are properly accrued and shown on the Company Financial Statements.

(c)This Section 5.7 shall be binding upon and insure solely to the benefit of the parties of this Agreement and nothing in this Section 5.7 shall confer upon any other Person any rights or remedies of any nature whatsoever.  Nothing in this Section 5.7 shall prohibit Buyer, the Company, or any of their respective Affiliates and subsidiaries from amending, modifying or terminating any Employee Plan or other employee benefit plan following the Closing, including a Post-Closing Plan, pursuant to, and in accordance with, the terms thereof.  Nothing contained in this Section 5.7 shall be construed as requiring the continued employment or engagement of any employee or other service provider after the Closing Date or any continued receipt of any specific employee benefit.  Nothing in this Section 5.7 shall (i) create a third-party beneficiary relationship or otherwise confer any benefit, entitlement, or right upon any Person other than the parties, including any right to employment or continued employment for any specified period, of any nature or kind whatsoever under this Section 5.7 or (ii) be deemed an amendment or modification of, or waiver under, any Employee Plan or Post-Closing Plan or any other plan or arrangement of Buyer or its Affiliates.  Nothing in this Agreement shall be deemed to require duplicate benefits to be paid or provided to or with respect to any employee under any Employee Plan for the same period of service.

5.8R&W Insurance Policy

.  During the term of the R&W Insurance Policy, Buyer shall use commercially reasonable efforts to maintain the R&W Insurance Policy in full force and effect and shall not, and shall not permit any of its Affiliates that are party to the R&W Insurance Policy (if any) to, (i)  amend, repeal or modify any provision of the R&W Insurance Policy that would adversely affect the Sellers (it being understood that any amendment, modification or revision to the anti-subrogation provisions contained in the R&W Insurance Policy would be adverse to the Sellers), (ii) take any action or omit to take any action that would result in the cancellation or termination of the R&W Insurance Policy or coverage thereunder other than by payment of claims thereunder, or (iii) permit the assignment, substitution or transfer of the rights or obligations of the insurer under the R&W Insurance Policy other than as allowed by the terms of the R&W Insurance Policy.  The R&W Policy Premium shall be paid 50% by each of the Buyer, on the one hand, and the Sellers, on the other hand.

5.9Exclusivity

.  Following the date hereof and until the Closing, the Company and each Seller shall not, and shall cause its or his Affiliates, directors, officers, managers and other representatives not to, directly or indirectly, solicit, encourage or initiate the submission of proposals or offers from, provide any confidential information concerning the Business to, or participate in discussions or negotiations or enter into any agreement with, any Person (other than Buyer and its Affiliates) concerning or relating to the acquisition of the Company, any equity interests of the Company, or a material portion of the assets of the Company (including through any acquisition, merger, consolidation, equity exchange, recapitalization or similar transaction).

5.10Access to Information

.  Following the date hereof and until the Closing, the Company shall, and the Principals shall cause the Company to, give Buyer and its representatives (including the Debt Financing Sources) reasonable access to all personnel, offices, facilities, Contracts, books and records of the Company, and such other information concerning the Business as Buyer may reasonably request from time to time, and the Principals shall generally keep the Buyer informed as to all material matters involving the operations and condition of the Business and the status of Client Consents and authorize and direct the appropriate managers, officers and employees of the Business, and other representatives of the Principals, to discuss matters involving the Business (including the operations, condition and personnel thereof) with the Buyer and its representatives as the Buyer may reasonably request from time to time.

5.11Financial Statements

.

(a)Following the date hereof and until the Closing, the Company shall, and the Principals shall cause the Company to, as promptly as practicable (and in any event within thirty (30) days following the last day of each month end and forty-five (45) days following each fiscal quarter end) cause to be prepared in accordance with GAAP (applied on a consistent basis, except as may be indicated in the notes thereto, if any), and delivered to Buyer, true and complete copies of:

(i)the unaudited balance sheet of the Company as of the last day of, and the related unaudited statements of operations, cash flows and members’ equity for, each month and as of and for the corresponding month in the immediately preceding calendar year; and

(ii)the unaudited balance sheet of the Company as of the last day of, and the related unaudited statements of operations, cash flows and members’ equity for, each fiscal quarter and as of and for the corresponding fiscal quarter in the immediately preceding calendar year.

(b)The Principals shall work in good faith with the Buyer to cause to be prepared in accordance with GAAP (applied on a consistent basis) and in compliance with Regulation S-X and delivered to Buyer as promptly as practicable following the Closing, true and complete copies of the audited balance sheets of the Company as of, and the related statements of operations, cash flows and members’ equity for, the fiscal years ending December 31, 2019, 2020, and 2021.

5.12Confidentiality

.  From and after the Closing until the date that is five (5) years after the Closing Date, each Seller shall, and shall cause its or his Affiliates and Representatives to, keep confidential any and all non-public information relating to the Business.  If any Seller, or any of its or his Affiliates or representatives, is required by Law to disclose any such non-public information, such Person shall, (a) to the extent permissible under Law, provide the Buyer with prompt written notice of such requirement, (b) disclose only such portion of the non-public information that such Person determines (with the advice of counsel) is required by Law to be disclosed, and (c) use reasonable efforts to preserve the confidentiality of such non-public information, including by cooperating with the Buyer, at Buyer’s expense, to obtain an appropriate protective order or other reliable assurance that confidential treatment will be accorded such non-public information.

5.13Insurance

.

(a)Prior to the Closing Date, the Company shall, and the Principals shall cause the Company to, at the Sellers’ cost and expense, purchase prepaid tail insurance, effective as of the Closing, for the Company and its current and former directors and officers and other employees who are covered by the policies of directors and officers liability insurance and fiduciary liability insurance currently maintained by the Company, for a period of six (6) years from the Closing (the “D&O Tail”), such tail insurance to provide coverage in an amount not less than the existing coverage and to have other terms not less favorable, in the aggregate, to the insured persons than the directors and officers liability insurance and fiduciary liability insurance policies currently maintained by the Company, with respect to claims arising from facts or events that occurred on or before the Closing.

(b)Prior to the Closing Date, the Company shall, and Principals shall cause the Company to purchase prepaid tail insurance, effective as of the Closing, for the Company in respect of the cyber liability and errors and omissions liability insurance currently maintained by the Company, for a period of six (6) years from the Closing (the “Cyber/E&O Tails”), such tail insurance to provide coverage in an amount not less than the existing coverage and to have other terms not less favorable, in the aggregate, to the Company than the cyber liability and errors and omissions liability insurance policies currently maintained by the Company, with respect to claims arising from facts or events that occurred on or before the Closing. All costs and expenses in respect of the Cyber/E&O Tails shall be borne 50% by the Buyer and 50% by the Sellers.

5.14Financing Cooperation

.

(a)Between the date of this Agreement and the Closing, the Company shall, and the Principals shall cause the Company to, use its reasonable best efforts, at the Buyer’s sole cost and expense, to provide, and to cause its representatives to provide, to the Buyer such cooperation that is reasonably requested by the Buyer and is customary in connection with the arrangement of debt financings similar to the Debt Financing (provided that such requested assistance and cooperation is consistent with applicable Law and does not unreasonably interfere with the ongoing operation of the Company’s business), including using its reasonable best efforts to (this clause (a), together with clauses (b) and (c) below, the “Company Cooperation Covenant”):

(i)as promptly as practicable furnish the Buyer such information regarding the Company customarily included in marketing materials for financings similar to the Debt Financing;

(ii)(A) make senior management available for a reasonable number of lender meetings, meetings with parties acting as arrangers or agents, sessions with rating agencies and “roadshow” presentations, conference calls, due diligence sessions (including accounting due diligence sessions), drafting sessions, presentations and sessions (all of which may be virtual if circumstances so require) with prospective financing sources and ratings agencies, in each case, on reasonable advance notice and (B) cooperate with prospective lenders in performing their due diligence;

(iii)(A) reasonably cooperate with the marketing efforts of the Buyer and the Debt Financing Sources and assist the Buyer in obtaining ratings, in each case, in connection with the Debt Financing, and (B) reasonably cooperate in the preparation of materials for rating agency presentations, any marketing materials, bank information memoranda (including (x) confirming the absence of material non-public information relating to the Company and its securities contained therein upon request by the Buyer and (y) the delivery of customary authorization letters authorizing the distribution of information to prospective lenders), lender presentations or similar document;

(iv)assist the Buyer with the preparation of pro forma financial information and pro forma financial statements to the extent reasonably requested by the Buyer or the Debt Financing Sources to be included in any marketing materials or of the type required by the Debt Commitment Letter (provided that the Company shall not be responsible for the preparation of any pro forma financial statements or pro forma adjustments in connection with the Debt Financing);

(v)request and facilitate the Company’s independent auditors to (A) provide, consistent with customary practice, customary auditors consents (including consents of accountants for use of their reports in any materials relating to the Debt Financing) and reports and customary comfort letters (including “negative assurance” comfort and change period comfort) with respect to financial information relating to the Company and (B) attend a reasonable number of accounting due diligence sessions and drafting sessions;

(vi)if requested in writing by a Debt Financing Source at least nine (9) Business Days prior to the Closing Date, furnish to such Debt Financing Source, at least three (3) Business Days prior to the Closing, information regarding the Company that is required by U.S. regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including, without limitation, the USA PATRIOT Act of 2001 and the requirements of 31 C.F.R. §1010.230;

(vii)(A) assist with the pledging of collateral for the Debt Financing and (B) assist with obtaining releases of existing Liens (provided that no such documents or agreements shall be effective prior to the Closing);

(viii)take all corporate actions, subject to the occurrence of the Closing, reasonably requested by the Buyer to permit the consummation of the Debt Financing;

(ix)cooperate in satisfying the conditions precedent set forth in the Debt Commitment Letter or any definitive document relating to the Debt Financing to the extent the satisfaction of such condition requires the cooperation of, or is within the control of, the Company; and

(x)assist with the preparation of definitive financing documentation (including any guarantee, pledge and security documents, other definitive financing documents or other certificates or documents as may be reasonably requested by the Buyer or the Debt Financing Sources), and the schedules and exhibits thereto, in each case, as may be reasonably requested by the Buyer.

(b)The Company hereby consents to the use of the Company’s logos in connection with any Debt Financing; provided that such logos are used in a manner that is not intended to or reasonably likely to harm or disparage the Company’s reputation, goodwill, products, services, offerings or intellectual property rights.

(c)Notwithstanding anything to the contrary in this Section 5.14, the Company shall not be required to take any action pursuant to Section 5.14(a) that would (i) (A) contravene any applicable Law or conflict with or violate the organizational documents of the Company or (B) result in any breach or violation of or constitute a default by the Company under, or give to others any right of termination, amendment, acceleration or cancellation of any material Contract to which the Company is a party or by which the Company or its properties or assets is bound or (C) require the Company to disclose information subject to any attorney-client, attorney work product or other legal privilege (provided that the Company shall use commercially reasonable efforts to allow the disclosure of such information (or as much of it as reasonably possible) in a manner that does not result in a loss of attorney client (or other legal) privilege), (ii) cause any covenant, representation or warranty in this Agreement to be breached by the Company, (iii) require the Company to (x) pay any commitment or other financing fee prior to the Closing Date or (y) otherwise incur any other expense, indemnity, liability or obligation, in each case under this sub-clause (y), except if such amounts are advanced or reimbursed as provided in Section 5.14(d) below, (iv) cause any director, officer, manager or employee or equityholder of the Company to incur any personal liability, (v) require the Company or any persons who are directors or managers of the Company to pass any resolution or consent to approve or authorize the execution of the Debt Financing that is not subject to the occurrence of the Closing or (vi) require the Company or any persons who are officers or managers of the Company to execute or deliver any certificate, document, instrument or agreement or agree to any change or modification of any existing certificate, document, instrument or agreement that is effective prior to the Closing (other than any authorization letter or “know-your-customer” information contemplated by Section 5.14(a); provided that in no event shall Section 5.14(a) require the Company to cause any officer or manager of the Company that is not continuing in such capacity after the Closing to execute any certificate, document, instrument or agreement).

(d)On the Closing Date or following the termination of this Agreement, the Buyer shall promptly reimburse the Company for all documented out-of-pocket costs and expenses incurred by the Company in connection with cooperation with the Debt Financing pursuant to this Section 5.14; provided that the Buyer shall not be required to reimburse the Company for costs and expenses with respect to financial statements, financial information or other materials prepared prior to the date hereof or, after the date hereof, that the Company would have prepared in the ordinary course of business.  In addition, the Buyer shall indemnify and hold harmless the Company and its directors, managers, officers, employees and representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with any assistance provided pursuant to this Section 5.14 in connection with the arrangement, negotiation and consummation of the Debt Financing, and any information used in connection therewith (other than losses, damages or claims solely resulting from the material inaccuracy of written information provided by the Company), in each case, other than to the extent any of the foregoing was suffered or incurred as a result of the gross negligence, intentional misrepresentation or willful misconduct of the Company or any of their representatives.  The obligations in this Section 5.14(d) shall survive any termination of this Agreement.

5.15Buyer’s Obligations in Respect of Debt Financing

.

(a)The Buyer shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange, obtain and consummate the Debt Financing not later than the Closing Date on the terms and conditions described in or contemplated by the Debt Commitment Letter (including complying with any valid request requiring the exercise of “market flex” provisions in any fee letter associated with the Debt Commitment Letter) (or on other terms with respect to conditionality that are not less favorable in the aggregate to the Buyer than the conditions set forth in the Debt Commitment Letter and otherwise on terms and conditions as would not be prohibited by clauses (A) through (C) of Section 5.15(c)), including using reasonable best efforts to (i) maintain in full force and effect the Debt Commitment Letter, (ii) promptly negotiate and execute definitive agreements with respect to the Debt Financing on the terms and conditions contained in the Debt Commitment Letter (which may reflect “market flex” provisions) (or on other terms with respect to conditionality that are not less favorable in the aggregate to the Buyer than the conditions set forth in the Debt Commitment Letter and otherwise on terms and conditions as would not be prohibited by clauses (A) through (C) of Section 5.15(c)) and (iii) satisfy and comply with on a timely basis (except to the extent that the Buyer has obtained the waiver of) all conditions and covenants to the funding of the Debt Financing applicable to the Buyer in the Debt Commitment Letter that are within its control that are to be satisfied by the Buyer (including with respect to the payment of any commitment, engagement or placement fees, applicable to Buyer in the Debt Commitment Letter).

(b)In the event that, notwithstanding the use of reasonable best efforts by the Buyer to satisfy its obligations under Section 5.15(a), any portion of the Debt Financing becomes unavailable on the terms and conditions (including any “market flex” provisions) contemplated in the Debt Commitment Letter, the Buyer shall use its reasonable best efforts to, as promptly as practicable following the occurrence of such event, notify the Company of such unavailability and the Buyer shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange to obtain alternative financing on terms and conditions not less favorable in the aggregate to the Buyer than the terms and conditions (including any “market flex” provisions) contained in the Debt Commitment Letter in an amount sufficient, when added to the portion of the Debt Financing that is and remains available and other sources of funds available to the Buyer, to pay the Required Amount (“Alternative Financing”) and to obtain and promptly provide the Company with a copy of the new executed commitment letter that provides for such Alternative Financing (and any related executed fee letters in connection therewith, copies of which shall be provided to the Company (it being understood that any such fee letter may be redacted as to fee amounts, “flex” terms and other commercially sensitive economic terms customarily redacted, so long as such redactions do not relate to any terms that may adversely affect the conditionality, enforceability, availability or termination of the Alternative Financing Commitment Letter or reduce the aggregate principal amount of the Debt Financing below the amount necessary, taking into account other sources of funds available to the Buyer, to pay the Required Amount)) (the “Alternative Financing Commitment Letter”).  For purposes of this Agreement (other than with respect to representations in this Agreement made by the Buyer that speak to the date of this Agreement) references to (i) the “Debt Financing” shall include the debt financing contemplated by the Debt Commitment Letter and any such Alternative Financing, (ii) the “Debt Commitment Letter” shall include the Debt Commitment Letter to the extent not superseded by the Alternative Financing Commitment Letter and any such Alternative Financing Commitment Letter and (iii) the “Debt Financing Sources” shall include the financial institutions and other entities party to any Alternative Financing Commitment Letter.

(c)The Buyer shall not permit or consent to or agree to any amendment, restatement, replacement, supplement, termination or other modification or waiver of any provision or remedy under the Debt Commitment Letter, without the prior written consent of the Company, if such amendment, restatement, supplement, termination, modification or waiver would (A) impose new or additional conditions precedent to the funding of the Debt Financing or would otherwise adversely change, amend, modify or expand any of the conditions precedent to the funding of the Debt Financing, (B) be reasonably expected to prevent or delay the availability of all or a portion of the Debt Financing necessary, taking into account other sources of funds available to the Buyer, to pay the Required Amount or the consummation of the transactions contemplated by this Agreement or (C) reduce the aggregate amount of the Debt Financing below the amount necessary, taking into account other sources of funds available to the Buyer, to pay the Required Amount (including by changing the amount of fees or original issue discount contemplated by the Debt Commitment Letter); provided that the Buyer may amend the Debt Commitment Letter to add lenders, lead arrangers, bookrunners, syndication agents or other entities who had not executed the Debt Commitment Letter as of the date of this Agreement.  For purposes of this Agreement (other than with respect to representations in this Agreement made by the Buyer that speak as of the date of this Agreement), references to (i) the “Debt Financing” will include the financing contemplated by the Debt Commitment Letter as permitted by this Section 5.15(c) to be amended, restated, replaced, supplemented or otherwise modified or waived and (ii) the “Debt Commitment Letter”, shall include such document as permitted by this Section 5.15(c) to be amended, restated, replaced, supplemented or otherwise modified or waived, in each case from and after such amendment, restatement, replacement, supplement or other modification or waiver.  Notwithstanding anything to the contrary in this Agreement, in no event shall any Alternative Financing Commitment Letter, or any amendment, restatement, amendment and restatement, modification or supplement to, or replacement of, the Debt Commitment Letter, be deemed to adversely expand the obligations of the Company to assist with respect to the Debt Financing under the Company Cooperation Covenant.

(d)Notwithstanding anything to the contrary contained in this Agreement, nothing contained in this Section 5.15 will require, and in no event will the reasonable best efforts of the Buyer be deemed or construed to require, the Buyer to pay any fees in excess of those contemplated by the Debt Commitment Letter.

(e)The Buyer shall give the Company prompt written notice after the Buyer’s knowledge (i) of any default or breach by any party under any of the Debt Commitment Letter of which the Buyer becomes aware, (ii) of any termination of any of the Debt Commitment Letter, (iii) of the receipt by the Buyer of any written notice or other written communication from any Debt Financing Source with respect to any (A) actual or potential default, breach, termination or repudiation of the Debt Commitment Letter or any material provision thereof, in each case, by any party thereto, or (B) material dispute or disagreement between or among any parties to the Debt Commitment Letter that would reasonably be expected to prevent or materially delay the Closing or make the funding of the Debt Financing in an amount necessary, taking into account other sources of funds available to the Buyer, to pay the Required Amount on the Closing Date less likely to occur and (iv) of the occurrence of an event or development that would reasonably be expected to adversely impact the ability of the Buyer to obtain all or any portion of the Debt Financing in an amount necessary, taking into account other sources of funds available to the Buyer, to pay the Required Amount.  Without limitation of the foregoing, upon the request of the Company from time to time, the Buyer will update the Company on the material activity and developments of its efforts to arrange and obtain the Debt Financing, including by providing copies of all definitive agreements related to the Debt Financing and any amendments, modifications or replacements to the Debt Commitment Letter (or any Alternative Financing Commitment Letter).

5.16Restructuring

.  Prior to the Closing, the Company shall, and Principals shall cause the Company to, cause the Restructuring to be consummated.

5.17Satisfaction of Operating Agreement

.  On or prior to the Closing, the Company shall, and the Principals shall cause the Company to, satisfy and discharge all obligations under Section 8.6 of the Operating Agreement.  Following the Closing, the Principals shall be solely responsible for satisfying and discharging all remaining obligations of the Company under Section 8.6 of the Operating Agreement.

5.18Assignment of Intellectual Property

.  Each Principal hereby irrevocably transfers, assigns and conveys, or shall cause the transfer, assignment or conveyance of, all right title and interest in or to all Intellectual Property owned or controlled by such Principal that is used in, held for use in, or necessary for the conduct of the Business or the products and services of the Business, including all developments, original works of authorship, inventions, concepts, know-how, improvements, trade secrets, and similar proprietary rights, whether or not patentable or registrable under copyright or similar Laws, which such Principal has solely or jointly conceived or developed or reduced to practice, or has caused to be conceived or developed or reduced to practice, before or during the term of his engagement by the Company (the “Assignment Period”) (collectively referred to as “Developments”).  The Principal waives all rights to challenge the ownership, validity or enforceability of all such assigned Intellectual Property, and further acknowledges that all Developments made by him (solely or jointly with others) during the Assignment Period are “works made for hire” (to the greatest extent permitted by applicable Law) for which he is, in part, compensated by his salary, unless regulated otherwise by Law, but that, in the event any such IP Development is deemed not to be a work made for hire, such Principal hereby assigns all rights in such Developments to the Company.

6.Conditions of the Buyer’s Obligations at Closing.

6.1Conditions

.  The obligations of the Buyer to consummate the transactions contemplated by this Agreement are subject to the fulfillment on or before the Closing of each of the following conditions.

(a)Representations and Warranties.  The Seller Fundamental Representations shall be true and correct in all respects on and as of the date of this Agreement and on and as of the Closing (except as set forth in the applicable Company Disclosure Schedule or Seller Disclosure Schedule and other than any such representation and warranty that by its terms addresses matters only as of another specified time, which shall be true only as of such time).  Each of the other representations and warranties contained in Section 2 and Section 3 shall be true and correct (without regard to any qualifications as to materiality or Material Adverse Effect or any correlative term contained in such representations or warranties except with respect to the use of “Material Adverse Effect” in Section 2.10) on and as of the date of this Agreement and on and as of the Closing (except as set forth in the applicable Company Disclosure Schedule or Seller Disclosure Schedule and other than any such representation and warranty that by its terms addresses matters only as of another specified time, which shall be true only as of such time), except where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had, and is not reasonably likely to result in, a Material Adverse Effect.

(b)Performance.  Each Seller and the Company shall have in all material respects performed and complied with all agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by him or it on or before the Closing.

(c)Consenting Revenue Ratio Minimum.  The Consenting Revenue Ratio calculated pursuant to Section 1.1(e) as of the Closing shall be at least eighty percent (80%).

(d)Material Adverse Effect.  Since the date hereof, there shall have been no Material Adverse Effect.

(e)Employee Matters.  The Employment Documentation with each of the persons set forth on Schedule 6.1(e) shall be in full force and effect, and no such Person shall have been terminated or shall have resigned or provided notice of his resignation.

(f)Closing Deliverables.  The Sellers shall have delivered, or caused to be delivered, to Buyer:

(i)a certificate, dated as of the Closing Date, signed by each Principal, to the effect that the conditions set forth in Sections 6.1(a) through (e) are satisfied;

(ii)a certificate, dated as of the Closing Date, signed by Kudu, to the effect that the conditions set forth in Sections 6.1(a) and (b), to the extent relating to Kudu, are satisfied.

(iii)a completed Department of the Treasury Internal Revenue Service Form W-9 for Newco in the form attached hereto as Exhibit B; and

(iv)a copy of the Escrow Agreement, signed by the Seller Representative.

(g)Qualifications; HSR Act.

(i)All authorizations, approvals, or permits, if any, of any Governmental Authority or regulatory body of the United States or of any state in each case that are required in connection with the transactions contemplated by this Agreement, including the lawful issuance and sale of the Buyer Units, shall be duly obtained and effective as of the Closing.

(ii)Any applicable waiting period under the HSR Act relating to the transactions contemplated by this Agreement shall have expired or been terminated.

(h)R&W Insurance.  The R&W Insurance Policy attached as Exhibit C is in full force and effect.

(i)Restructuring.  The Principals and the Company shall have caused the Restructuring to have been consummated.

(j)Issuance of Buyer Units.  The Company shall have issued the Buyer Units to the Buyer.

6.2Frustration of Closing Conditions

.  The Buyer may not rely in any way on the failure of any condition set forth in Section 6.1 to be satisfied if such failure was caused by the Buyer.

7.Conditions of the Sellers’ Obligations at Closing.

7.1Conditions

.  The obligations of the Sellers to consummate the transactions contemplated by this Agreement are subject to the fulfillment on or before the Closing of each of the following conditions by the Buyer:

(a)Representations and Warranties.  The representations and warranties of the Buyer contained in Section 4 shall be true and correct on and as of the date of this Agreement and on and as of the Closing (other than any such representation and warranty that by its terms addresses matters only as of another specified time, which shall be true only as of such time), except where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had, and is not reasonably likely to have, a material adverse effect on the ability of the Buyer to consummate the transactions contemplated hereby.

(b)Performance.  The Buyer shall have in all material respects performed and complied with all agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by it on or before the Closing.

(c)Closing Deliverables.  The Buyer shall have delivered, or caused to be delivered, to the Seller Representative:

(i)a certificate, dated as of the Closing Date, signed by a duly authorized officer of Buyer, to the effect that the conditions set forth in Sections 7.1(a) through (b) are satisfied; and

(ii)a copy of the Escrow Agreement, signed by the Buyer and the Escrow Agent.

(d)Qualifications; HSR Act.

(i)All authorizations, approvals, or permits, if any, of any Governmental Authority or regulatory body of the United States or of any state that are required in connection with the transactions contemplated by this Agreement, including the lawful issuance and sale of the Buyer Units, shall be duly obtained and effective as of the Closing.

(ii)Any applicable waiting period under the HSR Act relating to the transactions contemplated by this Agreement shall have expired or been terminated.

(e)Payment of Purchase Price.  The Buyer shall have delivered the payments required to be made pursuant to Section 1.2(b).

7.2Frustration of Closing Conditions

.  The Sellers may not rely in any way on the failure of any condition set forth in Section 7.1 to be satisfied if such failure was caused by any Seller or the Company.

7.3R&W Insurance

.  The R&W Insurance Policy is in full force and there have been no material modifications thereto that are adverse to the Sellers since the date hereof.

8.Indemnification.

8.1Survival Provisions

.  Subject to the limitations and other provisions of this Agreement, the representations and warranties of the parties contained in Sections 2 – 4 shall survive for a period of twelve (12) months after the Closing; provided, however, that the representations and warranties (a) set forth in Sections 2.1 (Organization, Good Standing and Qualification), 2.2 (Authorization), 2.3 (Subsidiaries), 2.4 (Valid Issuance of Units), 2.11 (Tax Returns, Payments and Elections), 3.1 (Capitalization) and 3.2 (Authorization) (the “Seller Fundamental Representations”), and (b) set forth in Sections 4.1 (Organization; Good Standing and Qualification) and 4.2 (Authorization) shall, in the case of each of the foregoing clauses (a) and (b), survive until the expiration of the applicable statute of limitations plus sixty (60) days.

All agreements and covenants of the parties hereto set forth in this Agreement requiring performance (i) prior to the Closing shall survive for a period of twelve (12) months after the Closing and (ii) on or after the Closing shall survive until performed in accordance with their terms.  Any claim for indemnification shall be asserted in writing in accordance with Section 8.4 or Section 8.5, as applicable, prior to the expiration of the foregoing time periods, except for claims relating to or arising out of fraud or intentional misconduct, as to which the limitations of this Section 8.1 shall not apply.  If notice of a claim is provided to the Indemnifying Party by the date on which on a particular claim would otherwise expire, such claim shall survive until the final resolution thereof.

8.2Indemnification Generally.

(a)Indemnification by the Sellers.  Each Principal agrees, subject to the provisions set forth in this Section 8, to indemnify, defend and hold harmless the Buyer and its members, partners, shareholders, affiliates (including the Company), employees, agents, successors and permitted assigns (the “Buyer Indemnitees”) for any and all Losses any of them may suffer, sustain or incur arising from, in connection with, or as a result of (without duplication): (i) the inaccuracy or breach of any representation or warranty contained in Section 2 or given by such Principal in Section 3 of this Agreement or in the certificate delivered pursuant to Section 6.1(f)(i) (provided that, the Principals shall bear several (but not joint) liability for breaches of the representations and warranties in Section 2, each pro rata with his respective ownership of the Class A Interests as set forth on Schedule 8.2(a)(i)); (ii) the breach or nonperformance of any agreement or covenant of (A) such Principal contained in this Agreement or (B) the Company contained in this Agreement to the extent required to be complied with or performed prior to the Closing; (iii) enforcement of this Section 8.2(a); and (iv) the matter set forth on Schedule 8.2(a)(ii).  In addition, Kudu agrees, subject to the provisions set forth in this Section 8, to indemnify, defend and hold harmless the Buyer Indemnitees for any and all Losses any of them may suffer, sustain or incur arising from, in connection with, or as a result of (without duplication): (x) the inaccuracy or breach of any representation or warranty of Kudu contained in Section 3 of this Agreement or in the certificate delivered pursuant to Section 6.1(f)(ii); (y) the breach or nonperformance of any agreement or covenant of Kudu contained in this Agreement; and (z) enforcement of this Section 8.2(a) against Kudu.  For purposes of this Section 8, “Losses” means any losses, taxes, claims, fines, penalties, assessments, impositions, costs, damages (but specifically excluding indirect and consequential damages, in each case except to the extent reasonably foreseeable or punitive damages (except to the extent paid to a third party)), liabilities, or expenses, including the reasonable fees and expenses of third-party advisors, including legal counsel, arising from or in connection with any matter that is the subject of indemnification under this Section 8, whether or not involving a Third-Party Claim.

(b)Indemnification by the Buyer.  The Buyer agrees, subject to the provisions set forth in this Section 8, to indemnify, defend and hold harmless the Sellers and each of their respective members, partners, shareholders, affiliates, employees, agents, successors and permitted assigns (the “Seller Indemnitees”) for any and all Losses they may suffer, sustain or incur arising from, in connection with, or as a result of (without duplication): (i) the inaccuracy or breach of any representation or warranty contained in Section 4 of this Agreement or in the certificate delivered pursuant to Section 7.1(c)(i); (ii) the breach or non-performance of any agreement or covenant of the Buyer contained in this Agreement; and (iii) enforcement of this Section 8.2(b).

8.3Limitations on Indemnification

.  The rights of the Buyer Indemnitees to indemnification pursuant to the provisions of Section 8.2(a) are subject to the following limitations:

(a)Notwithstanding anything to the contrary, the Buyer Indemnitees shall not be entitled to recover any Losses under Section 8.2(a)(i), other than Losses resulting from a breach of Seller Fundamental Representations or fraud, unless and until the aggregate Losses for which the Buyer Indemnitees would otherwise be entitled to indemnification under Section 8.2(a)(i) exceed $2,400,000 (the “Deductible”), at which point the Buyer Indemnitees shall become entitled to be indemnified only for such Losses under Section 8.2(a)(i) in excess of the Deductible.  Buyer’s payment of any retention under the R&W Insurance Policy shall count towards the satisfaction of the Deductible.

(b)After satisfaction of the Deductible, for any Losses for which a Buyer Indemnitee is entitled to indemnification under Section 8.2(a)(i), other than Losses resulting from breach of a Seller Fundamental Representation or fraud:

(i)First, the Buyer Indemnitee shall recover such Losses from the Indemnity Escrow Fund; and

(ii)If the then-remaining amount held in the Indemnity Escrow Fund is insufficient to satisfy in full any amount owing to the Buyer Indemnitee for such Losses, the Buyer Indemnitee shall use commercially reasonable efforts to pursue recovery for such Losses under the R&W Insurance Policy to the fullest extent of the limits under the R&W Insurance Policy (including using commercially reasonable efforts to cause any denial of coverage to be reversed or rescinded).

(c)The parties hereto acknowledge and agree that the Buyer Indemnitees’ sole and exclusive remedy and source of recovery for Losses arising under Section 8.2(a)(i) (other than Losses resulting from breach of a Seller Fundamental Representation or fraud) shall be the then-remaining amount held in the Indemnity Escrow Fund and recovery under the R&W Insurance Policy.

(d)Notwithstanding anything to the contrary contained herein, but subject to the limitations in this Section 8.3 (including specifically the last sentence of this Section 8.3(d)), prior to proceeding directly against any Seller for Losses arising out of or resulting from breach of a Seller Fundamental Representation or under Section 8.2(a)(iii) (to the extent relating to enforcement of Section 8.2(a)(i)), such Losses shall first be satisfied out of the Indemnity Escrow Fund, to the extent available, and second, if the entire retention under the R&W Insurance Policy has been exhausted and such Loss is coverable under the R&W Insurance Policy, by submission of claims by such Buyer Indemnitee for recovery pursuant to the R&W Insurance Policy.  Subject to the foregoing, if the policy limit under the R&W Insurance Policy is exhausted or the R&W Insurance Policy either does not cover such type of claim or is not responsive to the claim after the Buyer Indemnitee has used commercially reasonable efforts to recover thereunder, unsatisfied

Losses arising out of claims based on a breach of a Seller Fundamental Representation or under Section 8.2(a)(iii) (to the extent relating to enforcement of Section 8.2(a)(i)) shall be paid directly by the applicable Seller(s) as provided in Section 8.2(a).  For Losses arising under Section 8.2(a)(ii), Section 8.2(a)(iii) (to the extent relating to enforcement of Section 8.2(a)(ii)) and/or Section 8.2(a)(iv), or arising out of fraud, such Losses shall be satisfied directly by the applicable Seller.

(e)Buyer, on behalf of itself and each other Buyer Indemnitee, further acknowledges and agrees that the provisions of Sections 8.3(b) – (d) shall apply regardless of whether (i) Buyer maintains the R&W Insurance Policy following the Closing, (ii) the R&W Insurance Policy expires, is revoked, cancelled or modified in any manner after issuance, or (iii) a claim is denied by the insurer under such R&W Insurance Policy as a result of a false Buyer no claims declaration delivered pursuant to the R&W Insurance Policy, in each case subject to Section 5.8 of this Agreement.

(f)Notwithstanding anything to the contrary, the aggregate liability of any Seller in respect of his or her indemnity obligations under Section 8.2 shall not exceed such Seller’s pro rata share of the Purchase Price actually received by such Seller at the Closing (the “Individual Liability Cap”).  Notwithstanding anything to the contrary herein, the Individual Liability Cap shall not apply to the extent such Seller’s indemnity obligations result from fraud by or on behalf of such Seller.

(g)Notwithstanding anything to the contrary in this Agreement, nothing contained herein is intended to, or shall, limit any rights or remedies of any Buyer Indemnitee under, pursuant to or in respect of the R&W Insurance Policy.

(h)Any amounts owed to the Buyer Indemnitees under Section 8.3(d) shall be satisfied by the applicable indemnifying Party (“Indemnifying Party”) by delivering to the applicable indemnitee the amount of such Agreed Claim in cash or by wire transfer of other immediately available funds.

(i)Neither the Seller Indemnitees nor the Buyer Indemnitees may recover Losses more than once for any specific facts, omissions or circumstances notwithstanding the fact that such facts, omissions or circumstances may constitute the breach of more than one representation or warranty.

(j)Each Indemnitee shall use commercially reasonable efforts to mitigate all Losses as required by Law and use commercially reasonable efforts to make and pursue any claims for insurance (including under the R&W Insurance Policy).  The amount of any Losses that are subject to indemnification under this Section 8 shall be calculated net of the amount of any insurance proceeds (including the R&W Insurance Policy), indemnification proceeds or other amounts actually received by the Indemnitees in respect of such Losses (net of any costs or expenses incurred in obtaining such insurance, including any increases in insurance premiums resulting from any insurance recovery).  In the event that any insurance (including the R&W Insurance Policy) is actually received by an Indemnitee with respect to any Losses for which such Indemnitee has been indemnified hereunder, then a refund equal to the net aggregate amount of the recovery (after taking into account of any costs or expenses incurred in obtaining such insurance (other than the R&W Insurance Policy), including any increases in insurance premiums resulting from any insurance recovery) shall be made promptly to the Indemnifying Parties (on a pro rata basis based on the portion of the Loss paid by or on behalf of each Indemnifying Party in respect of which such recovery is made).

8.4Procedures for Resolution of Claims for Indemnification.

(a)Indemnification Certificate.  If any Losses shall be paid or accrued by any Indemnitee or a claim shall be asserted against any Indemnitee, or a proceeding shall be pending which may give rise to any Losses with respect to which such Indemnitee would be entitled to be indemnified hereunder by any Indemnifying Party, such Indemnitee shall deliver a certificate (an “Indemnification Certificate”) signed by such Indemnitee, to each Indemnifying Party which Indemnification Certificate shall:

(i)state that such Indemnitee has paid or accrued Losses, or that a claim has been asserted against such Indemnitee, or a proceeding is pending, which claim or proceeding may, in such Indemnitee’s judgment, result in the incurrence of Losses to which such Indemnitee is entitled to indemnification pursuant hereto; and

(ii)to the extent practicable, specify in reasonable detail each individual item of paid or accrued Losses or each such claim or proceeding and the amount of such paid or accrued Losses or a good faith estimate of the amount of Losses that may, in such Indemnitee’s judgment, arise from such claim or proceeding;

provided, however, that no delay on the part of the Indemnitee in notifying any Indemnifying Party shall relieve the Indemnifying Party from any obligation hereunder unless (and then solely to the extent) the Indemnifying Party is materially prejudiced by such delay.

(b)Objections to Claims.  If any Indemnifying Party shall object to the indemnification sought by any Indemnitee in respect of any claim or claims specified in any Indemnification Certificate, such Indemnifying Party shall, within 30 days after delivery to such Indemnifying Party of such Indemnification Certificate, deliver in writing to such Indemnitee an objection to such Indemnification Certificate to such effect, and such Indemnifying Party and such Indemnitee shall, within the 30-day period beginning on the date of delivery to such Indemnitee of such written objection, attempt in good faith to agree upon the rights of the respective parties with respect to each of such claims to which such Indemnifying Party shall have so objected.  If such Indemnitee and such Indemnifying Party shall succeed in reaching agreement on their respective rights with respect to any of such claims, such Indemnitee and such Indemnifying Party shall promptly prepare and sign a memorandum of agreement setting forth such agreement.

(c)Agreed Claims.  Claims specified in any Indemnification Certificate to which any Indemnifying Party shall not object in writing within thirty (30) days after receipt by such Indemnifying Party of such Indemnification Certificate, claims covered by a memorandum of agreement of the nature described in Section 8.4(b) and claims which shall have been determined by an order of any court of competent jurisdiction are referred to collectively as “Agreed Claims”.

8.5Matters Involving Third Parties.

(a)Notice of Third-Party Claims.  If any third party shall notify any Indemnitee with respect to any matter (a “Third-Party Claim”) that may give rise to a claim for indemnification against any Indemnifying Party under Section 8.2, then the Indemnitee shall promptly give each Indemnifying Party an Indemnification Certificate; provided, however, that no delay on the part of the Indemnitee in notifying any Indemnifying Party shall relieve the Indemnifying Party from any obligation hereunder unless (and then solely to the extent) the Indemnifying Party is materially prejudiced by such delay.

(b)Right of Indemnifying Party to Defend Third-Party Claims.  Any Indemnifying Party will have the right to defend the Indemnitee against the Third-Party Claim with counsel of its choice reasonably satisfactory to the Indemnitee so long as (i) the Indemnifying Party notifies the Indemnitee in writing within thirty (30) days after the Indemnitee has given notice of the Third-Party Claim that the Indemnifying Parties will indemnify the Indemnitee from and against the entirety of any Losses the Indemnitee may suffer resulting from, arising out of, relating to, in the nature of, or caused by the Third-Party Claim for which the Indemnifying Party is liable under this Section 8, provided, the Indemnitee is not found to have engaged in fraud or other intentional wrongdoing, (ii) settlement of, or an adverse judgment with respect to, the Third-Party Claim is not, in the reasonable judgment of the Indemnitee, likely to (A) establish a precedential custom or practice adverse to the continuing business interests of the Indemnitee or any of its Affiliates, (B) impose injunctive or other equitable relief on the Indemnitee or any of its Affiliates, or (C) involve a finding or admission of any violation of applicable Law, or any criminal or regulatory enforcement action, by the Indemnitee or any of its Affiliates, and (iii) the Indemnifying Party conducts the defense of the Third-Party Claim actively and diligently.

(c)Right of Indemnitee to Participate in Defense of Third-Party Claims.  So long as the Indemnifying Party is conducting the defense of the Third-Party Claim in accordance with Section 8.5(b), (i) the Indemnitee may retain separate co-counsel at its sole cost and expense and participate in the defense of the Third-Party Claim (provided, however, that the Indemnifying Party will be responsible for and will reimburse the Indemnitee promptly and periodically for the reasonable costs of defending against such Third-Party Claim (including attorneys’ fees and expenses) if, in the reasonable judgment of the Indemnitee, there are legal defenses available to such Indemnitee that are different from or additional to those available to the Indemnifying Party or there exists a conflict of interest between the Indemnitee and the Indemnifying Party), (ii) the Indemnitee will not consent to the entry of any judgment or enter into any settlement with respect to the Third-Party Claim without the prior written consent of the Indemnifying Party (which consent shall not unreasonably be withheld, conditioned or delayed) and (iii) the Indemnifying Party will not consent to the entry of any judgment or enter into any settlement with respect to the Third-Party Claim unless written agreement is obtained from each claimant or plaintiff releasing the Indemnitee from all liability thereunder.

(d)Right of Indemnitee to Defend Third-Party Claims.  In the event any of the conditions in Section 8.5(b) is or becomes unsatisfied, (i) the Indemnitee may defend against the Third-Party Claim in any manner it may reasonably deem appropriate, (ii) the Indemnifying Parties will reimburse the Indemnitee promptly and periodically for the reasonable costs of defending against the Third-Party Claim (including attorneys’ fees and expenses) and (iii) the Indemnifying Parties will remain responsible for any Losses the Indemnitee may suffer resulting from, arising out of, relating to, in the nature of, or caused by the Third-Party Claim for which the Indemnifying

Parties are liable under this Section 8; provided, however, that there shall be no responsibility for any Losses relating to fraud or other intentional wrongdoing on the part of the Indemnitee, and provided further that the Indemnitee shall not consent to any judgment or enter into any settlement with respect to the Third-Party Claim without the prior written consent of the Indemnifying Parties, which consent shall not be unreasonably withheld, conditioned, or delayed; provided, further, however, that, in the event that it is determined by a court of competent jurisdiction in a final judgment that the Indemnitee is not entitled to indemnification for any Losses in connection with any Third-Party Claim, then the Indemnitee shall promptly pay to the Indemnifying Party any amount it received under clause (ii) of this Section 8.5(d) with respect to such Third-Party Claim.

8.6Right to Setoff

.  Notwithstanding anything to the contrary contained herein, Buyer may, at its sole election, offset any amount otherwise payable by Buyer to Seller Representative or the Sellers under this Agreement (including against any Earnout Amounts) in respect of any amount for which the Sellers are responsible pursuant to this Agreement.  The exercise of such offset right by the Buyer in good faith will not constitute a breach or default under this Agreement.

8.7Exclusive Remedy

.  Following the Closing, except in the case of fraud by a party hereto and the procedures set forth in Section 1.4 for the determination of the Purchase Price, the rights and remedies of the Buyer, on the one hand, and the Sellers, on the other hand, under this Section 8 are solely as between the Buyer, on the one hand, and the Sellers, on the other hand, and are the sole and exclusive rights and remedies of such Persons after the Closing for monetary damages that the Buyer, on the one hand, and the Sellers, on the other hand, may have under this Agreement or under applicable Law with respect to any indemnifiable claim, whether at common law or in equity (it being understood and agreed that nothing contained in this Section 8 shall restrict the Buyer or its Affiliates from making or pursuing any claim under the R&W Insurance Policy).  Notwithstanding the foregoing, a party may bring an action to enforce this Section 8 and shall be entitled to seek specific performance for other breaches of this Agreement.

8.8Materiality

.  In all cases in determining whether there has been a breach of a representation or warranty or calculating the amount of any Losses with respect to a breach of any representation or warranty for purposes of this Section 8, such representations and warranties shall be read without regard to any materiality qualifier (including any reference to Material Adverse Effect) contained therein, except for the use of Material Adverse Effect in Section 2.10.

8.9Effect of Investigation

.  The right to indemnification and all other remedies based upon any representation, warranty, covenant or agreement contained in this Agreement shall not be limited, diminished or otherwise affected by any investigation conducted by or on behalf of any party hereto, or any knowledge acquired at any time by any party hereto, its or his representatives or any other Person, with respect to the accuracy of such representation or warranty or compliance with any such covenant or agreement.

9.Miscellaneous.

9.1Termination.

(a)At any time prior to the Closing, this Agreement may be terminated by: (i) the written consent of the Seller Representative (on behalf of the Sellers), on the one hand, and Buyer, on the other hand; (ii) by either the Seller Representative (on behalf of the Sellers), on the one hand, and Buyer, on the other hand, upon written notice to the other if the Closing will not have been consummated on or prior to the close of business in Charlotte, North Carolina on May 4, 2022 (the “Termination Date”); provided, that the right to terminate this Agreement pursuant to this Section 9.1(a)(ii) will not be available to a party whose breach of any representation, warranty, covenant or other provision of this Agreement results in the failure of the Closing to be consummated by such time; (iii) the Seller Representative (on behalf of the Sellers), on the one hand, or the Buyer, on the other hand, if there has been a breach by the other, as the case may be, of a representation, warranty, covenant or agreement contained herein such that the Closing conditions of such party contained in either Section 6 or 7, as applicable, would be incapable of being satisfied, and such breach has not been cured within thirty (30) days after the non-breaching party provides written notice of such breach to the breaching party (or the Seller Representative in the case of a breach by any Seller or the Company) (which date shall in no event be later than the Termination Date); and (iv) the Seller Representative (on behalf of the Sellers), on the one hand, or Buyer, on the other hand if any order of any court of competent jurisdiction or Governmental Authority shall be in effect that restrains or prohibits the consummation of the transactions contemplated by this Agreement and shall have become final and non-appealable.

(b)If this Agreement is terminated as provided in Section 9.1(a), written notice thereof shall forthwith be given by the terminating party (or the Seller Representative in the case of termination by the Sellers) to the other party, and this Agreement shall thereupon terminate and become void and of no further force and effect and there shall be no further liability or obligation on the part of either party hereto, except that the parties shall remain bound by the provisions of this Section 9.1(b), Sections 9.3 through Section 9.13, and Section 9.17; provided, however, that if this Agreement is terminated pursuant to Section 9.1(a) because of a willful breach of this Agreement by the non-terminating party, then the terminating party’s right to pursue all legal remedies will survive such termination unimpaired.  Each party’s right of termination under Section 9.1(a) is in addition to any other rights it may have under this Agreement or otherwise, and the exercise of such right of termination will not be an election of remedies.

9.2Time; Specific Performance

.  Time is of the essence in this Agreement.  The parties hereto each agree that irreparable damage may occur in the event that any of the provisions of this Agreement were not performed by them in accordance with the terms hereof and that each party shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity.  In furtherance of and without limiting the foregoing, the parties acknowledge and agree that, prior to the termination of this Agreement pursuant to Section 9.1, the Sellers shall be entitled to an injunction or injunctions to prevent breaches of this Agreement by the Buyer or to enforce specifically the terms and provisions of this Agreement to prevent breaches of, or enforce compliance with, those covenants of the Buyer that require the Buyer to consummate the transactions contemplated hereby.  In furtherance of and without limiting the foregoing, the parties acknowledge and agree that, prior to the termination of this Agreement pursuant to Section 9.1, the Buyer shall be entitled to an injunction or injunctions to prevent breaches of this Agreement by the Sellers or the Company or to enforce specifically the terms and provisions of this Agreement to prevent breaches of, or enforce compliance with, those covenants of the Sellers and the Company that require the Sellers and the Company to consummate the transactions contemplated hereby.

9.3Successors and Assigns

.  Except as otherwise provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and permitted assigns of the parties.  Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.  This Agreement shall not be assigned by the Company prior to the Closing or any Seller at any time without the prior written consent of Buyer.  This Agreement shall not be assigned by the Company following the Closing or the Buyer at any time without the prior written consent of the Seller Representative; provided, that the Buyer may assign or delegate its rights or obligations under this Agreement to any one of Buyer’s Affiliates and the Buyer may assign this Agreement as collateral in respect of the Debt Financing, in each case, without the consent of the Company any other party (provided, that in any event the Buyer shall remain responsible for its obligations under this Agreement).

9.4Governing Law

.  This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction).

9.5Submission to Jurisdiction

.  Any Action arising out of or based upon this Agreement or the transactions contemplated hereby may be instituted in the federal courts of the United States of America located in Delaware or the courts of the State of Delaware, and each party irrevocably submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding.  EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

9.6Counterparts

.  This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement.  A signed copy of this Agreement delivered by e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

9.7Titles and Subtitles

.  The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

9.8Notices

.  All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed effectively given: (a) upon personal delivery to the party to be notified, (b) when sent by confirmed electronic mail or facsimile if sent during normal business hours of the recipient; if not, then on the next Business Day, (c) upon delivery if sent by registered or certified mail, return receipt requested, postage prepaid or (d) upon delivery if deposited with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt.  All communications shall be sent to the respective parties at the addresses set forth below (or at such other address as such party shall have furnished to the other parties):

Seller Representative:

Graham K. Hunt

1001 Morehead Square Drive, Suite 600

Charlotte, NC 28203

Email: graham.hunt@westendadvisors.com

with a copy to:

Kudu Investment Fund Partners I, LP

505 Fifth Avenue, 23rd Floor

New York, NY 10017 Attention: Robert Jakacki

E-mail: rjakacki@kuduinvestment.com

and

Alston & Bird LLP

One Atlantic Center

1201 West Peachtree Street

Atlanta, Georgia 30309

Attention: Christopher C. Frieden

Email: chris.frieden@alston.com

Buyer:

Victory Capital Holdings, Inc.

15935 La Cantera Parkway

San Antonio, TX 78256

Attn: Michael Policarpo; Nina Gupta

Email: mpolicarpo@vcm.com; ngupta@vcm.com

with a copy (which shall not constitute notice) to:

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019

Attention:  David K. Boston; Danielle Scalzo

E-mail: dboston@willkie.com; dscalzo@willkie.com

9.9Expenses

.  Except as expressly provided in this Agreement, each of the Sellers (on the one hand) and the Buyer (on the other hand) shall pay their own fees and expenses incurred with respect to the negotiation, execution, delivery, and performance of this Agreement.

9.10Amendments and Waivers

.  Any term of this Agreement may be amended only with the written consent of the Seller Representative (on behalf of the Sellers) and the Buyer.  The observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the party that will lose the benefit of such provision as a result of such waiver (and in the case of the Sellers, by the Seller Representative).

9.11Severability

.  If one or more provisions of this Agreement are held to be unenforceable under applicable Law, such provision shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

9.12Entire Agreement

.  This Agreement, together with the Annexes, Schedules and Exhibits hereto, and the documents referred to herein, constitute the entire agreement among the parties relating to the subject matter hereof and supersede all prior Contracts or agreements.

9.13Public Announcement

.  No party to this Agreement or any Affiliate or representative of such party shall issue or cause the publication of any press release or public announcement or otherwise communicate with any news media in respect of this Agreement or the transactions contemplated hereby, without the prior written consent of the Seller Representative (in the case of the Buyer) or the Buyer (in the case of any Seller) (which consent shall not be unreasonably withheld, conditioned or delayed), except as may be required by law or applicable securities exchange rules, in which the case the party required to publish such press release or make such public announcement shall, to the extent permitted by Law and practicable, allow the other parties a reasonable opportunity to comment on such press release or public announcement in advance of such publication.  Notwithstanding the foregoing, this Section 9.13 shall not preclude communications or disclosures necessary to implement the provisions of this Agreement, to comply with the accounting and the SEC disclosure obligations or the rules of any stock exchange or as otherwise required to comply with applicable Law.

9.14Waiver of Conflicts; Privilege.

(a)Each of the parties acknowledges and agrees that Alston & Bird LLP and Troutman Pepper Hamilton Sanders LLP have acted as counsel to the Sellers and the Company in connection with the negotiation of this Agreement and the transactions contemplated hereunder (the “Transactions”), that Alston & Bird LLP and Troutman Pepper Hamilton Sanders LLP have not acted as counsel for any other Person in connection with the Transactions, and that no other party or Person has the status of a client of Alston & Bird LLP or Troutman Pepper Hamilton Sanders LLP for conflict of interest or any other purposes as a result thereof.

(b)Buyer hereby consents and agrees to, and agrees after the Closing to cause the Company and its Affiliates to consent and agree to, and in each case waive and not assert any conflict of interest that might preclude, Alston & Bird LLP and Troutman Pepper Hamilton Sanders LLP from representing the Sellers or any of their affiliates (collectively, the “Subject Parties”) after the Closing, including with respect to disputes arising out of or relating to this Agreement, the transaction documents entered into pursuant to or in furtherance of this Agreement or any of the Transactions (the “Applicable Disputes”) in which the interests of the Subject Parties may be adverse to Buyer and its Affiliates (including, after the Closing, the Company and its Affiliates).  Buyer further consents and agrees to, and agrees after the Closing to cause the Company and its affiliates to consent and agree to, the communication by Alston & Bird LLP and Troutman Pepper Hamilton Sanders LLP to the Subject Parties of any information known to Alston

& Bird LLP or Troutman Pepper Hamilton Sanders LLP arising by reason of such firm’s representation of the Sellers and the Company.

(c)Buyer further agrees, on behalf of itself and, after the Closing, the Company and its Affiliates, that all communications in any form or format whatsoever between or among Alston & Bird LLP and Troutman Pepper Hamilton Sanders LLP, on the one hand, and any of the Company, the Sellers, their Affiliates, or any of their respective members, managers, officers, directors, employees, agents, attorneys, representatives, trustees and trust beneficiaries, on the other hand, that relate in any way to the negotiation, documentation and consummation of the Transactions or any Applicable Disputes (collectively, the “Privileged Communications”) shall be deemed to be attorney-client privileged and that the Privileged Communications and the expectation of client confidence relating thereto belong solely to the Subject Parties, shall be controlled by such Subject Parties and shall not pass to or be claimed by Buyer, the Company or their respective Affiliates.  Prior to the Closing, the Company and its respective Affiliates may delete (or cause to be deleted) or remove (or cause to be removed) all documents, emails and other non-email electronic documents constituting Privileged Communications or relating to Alston & Bird LLP’s and Troutman Pepper Hamilton Sanders LLP’s representation of the Company and its Affiliates in connection with the Transactions which are protected by the attorney-client or work product privilege.  Notwithstanding the foregoing, in the event that a dispute arises between Buyer or the Company, on the one hand, and a third party, on the other hand, Buyer or the Company may assert the attorney-client privilege to prevent the disclosure of the Privileged Communications to such third party.  In the event that Buyer or the Company or any of its Affiliates is legally required by court order or otherwise to access or obtain a copy of all or a portion of the Privileged Communications, Buyer shall as promptly as practicable notify the Subject Parties and Alston & Bird LLP and Troutman Pepper Hamilton Sanders LLP, as applicable, in writing (including by making specific reference to this Section 9.14) so that the Subject Parties or the applicable Person(s) can seek a protective order at their sole cost and expense.

(d)To the extent that files or other materials maintained by Alston & Bird LLP or Troutman Pepper Hamilton Sanders LLP are Privileged Communications or relate to Alston & Bird LLP’s or Troutman Pepper Hamilton Sanders LLP’s representation of the Company and its Affiliates in connection with the Transactions and constitute property of its clients, only the Company and its Affiliates shall hold such property rights and Alston & Bird LLP and Troutman Pepper Hamilton Sanders LLP shall not have any duty to reveal or disclose any such files or other materials by reason of any attorney-client relationship between Alston & Bird LLP or Troutman Pepper Hamilton Sanders LLP, on the one hand, and any of the Company or its Affiliates, on the other hand.

9.15Seller Release

.  As of the Closing, each Seller and its Affiliates (each, a “Releasing Person”), hereby releases and forever discharges the Buyer and each of its Affiliates (including the Company), and each of their respective successors, assigns, former, current or future direct or indirect stockholders, equity holders, controlling persons, portfolio companies, directors, officers, employees, incorporators, managers, members, trustees, general or limited partners, agents, attorneys or other representatives (each, a “Released Person”) from all debts, demands, causes of action, suits, covenants, torts, damages and any and all claims, defenses, offsets, judgments, demands and liabilities whatsoever, of every name and nature, both at law and in equity, known or unknown, accrued or unaccrued, that have been or could have been asserted against any

Released Person, that any Releasing Person has or ever had, that relates directly to events, circumstances or actions occurring, existing or taken prior to or as of the Closing Date; provided, however, that the parties acknowledge and agree that this Section 9.15 does not apply to, and shall not constitute a release of any rights or obligations to the extent arising under, this Agreement or any document delivered by any party hereto pursuant to this Agreement.

9.16Debt Financing Source Matters

.  The parties hereby agree that (a) the Debt Financing Sources shall not have any liability (whether in contract or in tort, in law or in equity, or granted by statute) for any claims, causes of action, obligations or losses arising under, out of, in connection with or related in any manner to this Agreement or based on, in respect of or by reason of this Agreement or its negotiation, execution, performance or breach (provided that nothing in this Section 9.16 shall limit the liability or obligations of the Debt Financing Sources under the Debt Commitment Letter (or any fee letters associated therewith) to the Buyer), (b) the Debt Commitment Letter (or any fee letters associated therewith) shall be governed by and construed in accordance with the Laws of the State of New York, regardless of the Laws that might otherwise govern under applicable principles of conflicts of law thereof, (c) any suit, action or proceeding that may arise pursuant to the Debt Financing, the Debt Commitment Letter (or any fee letters associated therewith) or the performance of services thereunder or the transactions contemplated thereby is likely to involve complicated and difficult issues, and therefore each party hereby irrevocably and unconditionally waives, to the fullest extent permitted by applicable Law, any right it may have to a trial by jury in respect of any litigation directly or indirectly arising out of Debt Financing, the Debt Commitment Letter (or any fee letters associated therewith) or the performance of services thereunder, (d) any suit, action or proceeding that may arise pursuant to the Debt Financing, the Debt Commitment Letter (or any fee letters associated therewith) or the performance of services thereunder or the transactions contemplated thereby shall be brought solely in the United States District Court for the Southern District of New York or any New York State court sitting in New York City, and each party hereto irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum, and agreed that it will not bring, and will not support any of its Affiliates in bringing, any suit, action or proceeding in any other court, (e) only the Buyer (including its successors and assigns) and the other parties to the Debt Commitment Letter at their own direction shall be permitted to bring any suit, action or proceeding against the Debt Financing Sources for failing to satisfy any obligation to fund the Debt Financing pursuant to the terms of the Debt Commitment Letter, (f) the Debt Financing Sources are express and intended third party beneficiaries of Section 5.14 (Financing Cooperation), Section 9.3 (Successors and Assigns), Section 9.10 (Amendments and Waivers) and this Section 9.16 and (g) notwithstanding anything that may be expressed or implied in this Agreement to the contrary, in no event shall the Company or any of its Affiliates be entitled to, or permitted to seek, specific performance in respect of any Debt Financing entity, nor shall there be any right of the Company or any of its Affiliates, or any obligation of the Buyer or any of its Affiliates, to enforce specifically any of the Buyer’s and its Affiliates’ respective rights under the debt commitment letter or any other agreements relating to the Debt Financing.  Notwithstanding anything to the contrary contained herein, no modification, waiver or termination of Section 5.14 (Financing Cooperation), Section 9.3 (Successors and Assigns), Section 9.10 (Amendments and Waivers) or this Section 9.16 (and any provision of this

Agreement to the extent a modification, waiver or termination of such provision would modify the substance of any such Section) that is adverse to any Debt Financing Source shall be effective as to such Debt Financing Source without the prior written consent of such Debt Financing Source.  This Section 9.16 shall, with respect to the matters referenced herein, supersede any provision of this Agreement to the contrary.

9.17Seller Representative.

(a)Appointment of Seller Representative.  Each of Sellers hereby constitutes and irrevocably appoints, effective from and after the date hereof, Seller Representative as such Seller’s sole and exclusive agent and attorney-in-fact to act as Seller Representative under this Agreement in accordance with the terms of this Section 9.17.  In the event of the resignation, death or incapacity of any person serving as Seller Representative, a successor reasonably satisfactory to Buyer shall thereafter be appointed by an instrument in writing signed by such successor and by those Sellers who, immediately prior to the date hereof, held a majority of the outstanding Class A Units held by all Sellers, and such appointment shall become effective as to any such successor when a copy of such instrument shall have been delivered to Buyer.

(b)Authority.  Seller Representative is hereby authorized and empowered to act exclusively for, and on behalf of, any or all of Sellers (with full power of substitution in the premises) in connection with (i) the indemnity provisions of Section 8 as they relate to Sellers generally, (ii) the provisions of Section 1, including with respect to any adjustment of the Purchase Price, and (iii) such other matters as are reasonably necessary for the consummation of the Transactions including (A) to receive all payments owing to the Sellers on or after the Closing under this Agreement, (B) to terminate, amend, waive any provision of, or abandon, this Agreement, (C) to act as the representative of the Sellers to review and authorize all claims and disputes or question the accuracy thereof, (D) to negotiate and compromise on their behalf with Buyer any claims asserted thereunder and to authorize payments to be made with respect thereto, (E) to take such further actions as are authorized in this Agreement, and (F) in general, do all things and perform all acts, including executing and delivering all agreements, certificates, receipts, consents, elections, instructions and other documents contemplated by or deemed by Seller Representative to be necessary or desirable in connection with this Agreement and the Transactions.  Buyer shall be entitled to rely on such appointment and to treat Seller Representative as the duly appointed attorney-in-fact of each Seller.  For the avoidance of doubt, no claims under this Agreement may be asserted and no Actions brought by any of the Sellers in their individual capacity as any claims should be asserted, and any Actions brought, by Seller Representative.  The Sellers shall cooperate with Seller Representative and any accountants, attorneys or other agents whom it may retain to assist in carrying out its duties hereunder.  Each Seller by execution of this Agreement, and without any further action, confirms such appointment and authority.  Notices given to Seller Representative in accordance with the provisions of this Agreement shall constitute notice to the Sellers for all purposes under this Agreement.

(c)Extent and Survival of Authority.  The appointment of Seller Representative is an agency coupled with an interest and is irrevocable and any action taken by Seller Representative pursuant to the authority granted in this Section 9.17 shall be effective and absolutely binding on each Seller notwithstanding any contrary action of or direction from such Seller, except for actions or omissions of Seller Representative constituting willful misconduct or gross negligence.  The death or incapacity or dissolution or other termination of existence of any Seller shall not terminate the authority and agency of Seller Representative.  Buyer in dealing with Seller Representative may conclusively and absolutely rely, without inquiry, upon any act of Seller Representative as the act of Sellers, all of which actions shall be final and binding upon the Seller and Buyer shall not have any liability for any Losses incurred by Seller Representative or any actions taken or omitted to be taken in accordance with or in reliance upon actions of Seller Representative, including in respect of the release or distribution of any amounts from the Indemnity Escrow Fund or the Adjustment Escrow Fund.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

SELLERS:

/s/ Michael W. Goldman

MICHAEL W. GOLDMAN

/s/ Edmund N. Durden

EDMUND N. DURDEN

/s/ Frederick O. Porter

FREDERICK O. PORTER

/s/ Staunton Harkins

F. STAUNTON HARKINS, III

/s/ Marion W. Peebles

MARION W. PEEBLES

/s/ Jason M. Leibowitz

JASON M. LEIBOWITZ

/s/ Graham K. Hunt

GRAHAM K. HUNT

KUDU INVESTMENT FUND PARTNERS I, LP

By:/s/ Robert S. Jakacki

Name: Robert S. Jakacki

Title: CEO

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

COMPANY:

WESTEND ADVISORS, LLC

By:/s/ Michael W. Goldman

Name: Michael W. Goldman

Title: Managing Partner

SIGNATURE PAGE TO UNIT PURCHASE AGREEMENT

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

SELLER REPRESENTATIVE:

/s/ Graham K. Hunt

GRAHAM K. HUNT

SIGNATURE PAGE TO UNIT PURCHASE AGREEMENT

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

BUYER:

VICTORY CAPITAL HOLDINGS, INC.

By:/s/ David Brown

Name: David Brown

Title: Chairman and CEO

SIGNATURE PAGE TO UNIT PURCHASE AGREEMENT

ANNEX I

As used in this Agreement, the following terms have the respective meanings set forth below:

1.	“Adjustment Escrow Amount” means $500,000.
2.	“Adjustment Escrow Fund” means the fund established pursuant to the Escrow Agreement, consisting of the Adjustment Escrow Amount and any earnings thereon.
3.

“Affiliate” of a Person shall mean any Person that, directly or indirectly, controls, is controlled by or is under common control with such Person.  When used in connection with any Person who is an individual, “Affiliate” shall include any member of such Person’s family, whether by birth or marriage, within two generations.

4.

“Asset Management Services” means any services which involve (a) the management of an investment account or group of investment accounts, (b) the giving of advice with respect to the investment and/or reinvestment of assets or any group of assets, or (c) otherwise acting as an “investment adviser” within the meaning of the Investment Advisers Act and performing activities related or incidental thereto.

5.	“Base Date” means September 30, 2021.
6.

“Business Day” means any day other than Saturday, Sunday or any other day on which national banking associations in the State of North Carolina or New York generally are closed for commercial banking business.

7.	“Change of Control” has the meaning set forth on Schedule I.
8.	“Class A Interests” means the membership interests representing the Class A interests in the Company.
9.	“Class B Units” means the units representing the Class B interests in the Company.
10.	“Client” means any client with whom the Company has entered into a Client Agreement.
11.	“Client Agreement” means any Contract, scope of work, or other similar document entered into by the Company with any Client.
12.

“Client Consent” means the written or deemed consent of each Client to the assignment of such Person’s Client Agreement in connection with the transactions contemplated by this Agreement, obtained by the Sellers pursuant to Section 1.1(c).

13.

“Closing Consenting Revenues” means the sum of (a) the aggregate amount of the Signing Run Rate Revenues minus the Signing Run Rate Revenues associated with all accounts (i) that have been terminated by the Client or otherwise expired or terminated pursuant to their terms, (ii) with respect to which the Client has provided written notice of its intent to terminate, (iii) with respect to which the Client has affirmatively notified the Company or the Sellers that it does not consent to the deemed assignment (as such term is defined in the Investment Advisers Act) of its Client Agreement or, in the case where affirmative

SIGNATURE PAGE TO UNIT PURCHASE AGREEMENT

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consent is required, has failed to provide such affirmative consent, or (iv) with respect to which the Client has revoked its prior affirmative consent to assignment, in each case on or prior to the Closing, and (b) the annualized revenue determined as of the date that is five (5) Business Days prior to the Closing attributable to Clients who became Clients after the Base Date but before the Closing minus the annualized revenue associated with all accounts of each such Client that has terminated its Client Agreement (or which Client Agreement has expired or terminated pursuant to its terms), has provided notice to the Company or the Sellers that it intends to terminate its Client Agreement, or has otherwise affirmatively notified the Company or the Sellers that it does not consent to assignment or has revoked its prior affirmative consent to assignment, in each case on or prior to the Closing.  For purposes of calculating Closing Consenting Revenues, Signing Run Rate Revenues shall be adjusted to reflect (A) (i) in the case of separately managed accounts, any contributions or purchases, or any redemptions or withdrawals (or notices of or requests for redemptions or withdrawals) and (ii), in the case of end-user clients, the addition of new end-user clients and the loss of end-user clients (in each case without double counting with respect to the preceding sentence), in each case from the Base Date to the Closing and which shall, in no event take into account, and shall otherwise exclude, any increase or decrease in assets under management or assets under advisement to the extent resulting from market appreciation or depreciation or any fluctuations in the value of any currency from the Base Date and (B) any change in any Client’s contractual fee rate from the Base Date.  For the avoidance of doubt, the Closing Consenting Revenues shall exclude any performance-based, incentive, contingent or similar fees.

14.	“Code” means the Internal Revenue Code of 1986, as amended.
15.	“Consenting Revenue Ratio” means a percentage determined by dividing the Closing Consenting Revenues by the Signing Run Rate Revenues.
16.

“Contract” means written or oral contract, agreement, license, instrument, arrangement, understanding, obligation or commitment to which a party is bound, including any note, bond, mortgage, deed, indenture, lease, sublease, purchase order, warranty, insurance policy or benefit plan.

17.	“COVID-19 Law” means the CARES Act, the Families First Coronavirus Response Act of 2020, the Consolidated Appropriations Act, 2021, or any other Law intended to address the consequences of COVID-19.
18.

“Debt Commitment Letter” means that certain executed debt commitment letter (including all exhibits, annexes, schedules and term sheets attached thereto), dated as of the date hereof, and any related fee letter, among the Buyer and the Debt Financing Sources party thereto, copies of which have been provided to the Company on or prior to the date hereof (it being understood that each such copy is unredacted in the case of the commitment letter, and in the case of any fee letter, redacted solely as to fee amounts, “flex” terms and other commercially sensitive economic terms customarily redacted, and such redactions do not relate to any terms that may adversely affect the conditionality, enforceability, availability or termination of the Debt Commitment Letter or reduce the aggregate principal amount of the Debt Financing below the amount required to pay the Required Amount).

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19.

“Debt Financing Sources” means the Persons that have committed to provide the Debt Financing (including the Persons party to any joinder agreements, credit agreements, purchase agreements, indentures or other definitive agreements relating thereto) and, in each case, their respective former, current and future direct or indirect Affiliates, and their and their Affiliates’ respective representatives, equityholders, members, managers, partners, management companies, investment vehicles, officers, directors, managers, employees, agents and representatives and each of their respective successors and assigns.

20.

“ERISA Affiliate” means each entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the Company, or that is, or was at the relevant time, a member of the same “controlled group” as the Company pursuant to Section 4001(a)(14) of ERISA.

21.	“Escrow Agent” means J.P. Morgan Chase Bank, N.A.
22.

“Escrow Agreement” means an escrow agreement, by and among the Buyer, the Seller Representative and the Escrow Agent, to be mutually agreed by the Buyer and the Seller Representative between the date hereof and the Closing.

23.	“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.
24.

“GAAP” means generally accepted accounting principles in the United States in effect as of the applicable date of determination or in effect for the applicable period under consideration, as appropriate.

25.

“Governmental Authority” means any government; any state or other political subdivision thereof; any entity, authority or body exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including any government authority, agency, department, board, commission or instrumentality of the United States, any State of the United States, or any political subdivision thereof; any court, tribunal or arbitrator; and any self-regulatory organization.

26.	“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.
27.	“Indemnitee” means a Buyer Indemnitee or a Seller Indemnitee, as the context requires.
28.	“Indemnity Escrow Amount” means $2,400,000.
29.	“Indemnity Escrow Fund” means the fund established pursuant to the Escrow Agreement, consisting of the Indemnity Escrow Amount and any earnings thereon.
30.	“Investment Advisers Act” means the Investment Advisers Act of 1940, as amended, and the rules and regulations promulgated thereunder.

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31.	“Investment Company Act” means the Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder.
32.

“Knowledge” as used in this Agreement, means, with respect to the Principals, the actual knowledge of any of the Principals (after reasonable inquiry), and, with respect to Kudu, the actual knowledge of any senior executive of Kudu.

33.

“Material Adverse Effect” means any effect, change, event, development, condition, circumstance, matter, occurrence or state of facts that is or is reasonably likely to be, individually or in the aggregate, materially adverse to (a) the assets, properties, business, condition (financial or otherwise), or operating results of the Company or (b) the ability of the Sellers or the Company to consummate the transactions by this Agreement and fulfill their respective obligations hereunder; provided, however, that, the following shall in no event be deemed to be a Material Adverse Effect pursuant to clause (a) above: (i) general economic or political conditions; (ii) conditions generally affecting the industries in which the Company operates; (iii) any changes in financial, banking, or securities markets in general, including any disruption thereof and any decline in the price of any security or any market index or any change in prevailing interest rates; (iv) acts of war (whether or not declared), armed hostilities, or terrorism, or the escalation or worsening thereof, or any action taken by any Governmental Authority in response to any of the foregoing; (v) any action expressly required by this Agreement; (vi) any changes in applicable Law, rules and regulations or accounting rules (including GAAP); (vii) the announcement, pendency, or completion of the transactions contemplated by this Agreement, including losses or threatened losses of employees, Clients, suppliers, distributors, or others having relationships with the Company; (viii) any natural or man-made disaster or acts of God, including public health emergencies, pandemics, or COVID-19, or any action taken by any Governmental Authority in response to any of the foregoing; (ix) any failure by the Company to meet any internal or published projections, forecasts, or revenue or earnings predictions (but not the underlying causes of such failure); (x) any stoppage, shut down, abnormal operations, or changes in operating practices or procedures of any Governmental Authority; or (xi) any breach of this Agreement by Buyer; except that, with respect to the changes described in clauses (i), (ii), (iii), (iv), (vi), (viii) or (x) above, such effect, change, event, development, condition, circumstance, matter, occurrence or state of facts shall be taken into account in determining whether there is a Material Adverse Effect, and may constitute a Material Adverse Effect, to the extent such change has had a disproportionate effect on the Company as compared to other companies engaged in the asset management industry.

34.	“Operating Agreement” means the Third Amended and Restated Operating Agreement of the Company.
35.	“Partnership Tax Audit Rules” means Sections 6221 through 6241 of the Code, together with any guidance issued thereunder or successor provisions and any similar provision of state or local Laws.
36.	“Pass-Through Tax Returns” means any income Tax Return filed by, or with respect to, the Company if (a) the Company is treated as a partnership or disregarded entity for

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purposes of such Tax Return, or (b) the results of operations reflected on such Tax Return are also reflected on a Tax Return of any Seller (or any direct or indirect owner of any Seller), and shall include, for the avoidance of doubt, Internal Revenue Service Form 1065 and any similar or analogous state or local form.

37.

“Person” means an individual, partnership, corporation, limited liability company, joint stock company, unincorporated organization or association, trust, joint venture, association or other organization, whether or not a legal entity, or a Governmental Authority.

38.	“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date and the portion or any Straddle Period ending on and including the Closing Date.
39.

“R&W Insurance Policy” means the Representations and Warranties Insurance Policy to be obtained by Buyer substantially in the form attached as Exhibit C, which includes, among other things, an express waiver of subrogation rights against the Sellers and their respective Affiliates, and each of their respective past, present and future directors, officers, employees, advisors, agents, managers, attorneys, partners, and managers, except and only to the extent of fraud, and then only with the right to subrogate against such Person who committed the fraud.  The foregoing Persons shall be express third-party beneficiaries of such anti-subrogation provision.

40.

“R&W Policy Premium” means the premiums related to, and all other costs and expenses (including broker fees, taxes and fees required by law, underwriting fees, and any other insurer or broker charges) relating to the origination of the R&W Insurance Policy.

41.	“SEC” means the U.S. Securities and Exchange Commission.
42.

“Signing Run Rate Revenues” means the aggregate annualized revenue attributable to all accounts of Clients, based on such Clients’ assets under management or assets under advisement and contractual fee rate as of the Base Date, calculated in accordance with each such Client’s Client Agreement.  The Signing Run Rate Revenues for each Client and the aggregate Signing Run Rate Revenues are set forth on Section 2.23(a) of the Company Disclosure Schedule.

43.	“Straddle Period” means any taxable period beginning on or before the Closing Date and ending after the Closing Date.
44.

“Subsidiary” means, with respect to any Person, any other Person of which 50% or more of the outstanding voting securities or other voting equity interests are owned, directly or indirectly, by such first Person or of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions is directly or indirectly owned or controlled by such Person.

45.

“Tax” includes: (a) any tax, assessment, unclaimed property, fee, or other governmental charge imposed by any Governmental Authority, including any foreign, federal, state, or local income tax, surtax, remittance tax, presumptive tax, net worth tax, special contribution, production tax, pipeline transportation tax, freehold mineral tax, value added

Execution Version

tax, withholding tax, gross receipts tax, windfall profits tax, environmental tax, profits tax, severance tax, personal property tax, real property tax, sales tax, license tax, goods and services tax, service tax, transfer tax, use tax, excise tax, escheat, premium tax, stamp tax, motor vehicle tax, entertainment tax, insurance tax, capital stock tax, franchise tax, occupation tax, payroll tax, employment tax, social security (or similar) tax, unemployment tax, disability tax, alternative or add-on minimum tax, estimated tax, or other tax of any kind whatsoever; (b) any interest, fine, penalty, or addition to tax imposed by a Governmental Authority in connection with any item described in the immediately preceding clause (a); and (c) any liability in respect of any item described in clauses (a) or (b) above, regardless of whether such liability arises by reason of a Contract, assumption, operation of Law, imposition of transferee or successor liability or otherwise and, in the case of each of clauses (a), (b), and (c), regardless of whether any item described therein is disputed or not.

46.

“Tax Debt” means the sum (which shall not be less than zero) of (a) all Taxes of the Company imposed as a result of the Restructuring, (b) all Taxes of the Company deferred and unpaid as of Closing under any COVID-19 Law and (c) any unpaid Tax owed by the Company with respect to any Pre-Closing Tax Period, which shall (i) be computed on the basis of a closing of the books of the Company and (ii) include the amount of Taxes imposed on any income deferred under Section 451(c) of the Code (or similar provisions of applicable Law) to a taxable period (or portion thereof) ending after the Closing.

47.

“Tax Return” means any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate, or other document, or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Authority in connection with the determination, assessment, collection, or payment of any Tax or in connection with the administration, implementation, or enforcement of or compliance with any applicable Law.

48.

“True-Up Client Revenues” means the sum of (i) the Closing Consenting Revenues plus (ii) the Signing Run Rate Revenues attributable to any Client that, between the Closing Date and the True-Up Date, has consented to the deemed assignment (as such term is defined in the Investment Advisers Act) of its Client Agreement.

49.	“True-Up Date” means the date that is ninety (90) days after the Closing Date.
50.	“True-Up Revenue Ratio” means a percentage determined by dividing the True-Up Client Revenues by the Signing Run Rate Revenues.
51.

“True-Up Revenue Ratio Adjustment” is an amount equal to what the Consenting Revenue Ratio Adjustment would have been if the True-Up Revenue Ratio were applied in Section 1.1(e) instead of the Consenting Revenue Ratio.